Selective Insurance Group, Inc.

Annual Report 2001

Mission Statement

The people of Selective are running a dynamic and innovative company. We create flexible, comprehensive and integrated risk and business management solutions for busy individuals and business decision makers who want to focus on other priorities. We do this in partnership with a group of trusted, professional independent agents. Our focus is on creating profitable growth and long-term shareholder value.

Selective Insurance Group, Inc., headquartered in Branchville, New Jersey, is a holding company for five property & casualty insurance companies offering primary and alternative market insurance for commercial and personal risks. Selective's insurance companies are rated A+ by A.M. Best insurance rating service. We also offer medical claim management services to insurance companies and other businesses through Alta Services LLC, a managed care organization, and through Consumer Health Network Plus, LLC, a medical provider network; human resource administration services and risk management products and services through Selective HR Solutions, Inc.; and flood insurance policy, administration and claim services for the National Flood Insurance Program, through FloodConnect, LLC. Selective maintains a website at www.selective.com.

This annual report should be read in conjunction with the information about forward-looking statements appearing on page 18.

GAAP Financial Highlights

($ in millions, except per share data)	2001	2000	%/Point Change
Insurance Operations:			
Net premiums written	**$ 925.4**	843.6	10%
Net premiums earned	**883.0**	821.3	8%
Underwriting (loss)	**(60.6)**	(65.1)	(7)%
Statutory combined ratio	**106.7%**	108.2%	(1.5) pts
Investments:			
Net investment income earned	**96.8**	99.5	(3)%
Invested assets per dollar of stockholders' equity	**3.07**	3.08	—
Diversified Insurance Services:			
Diversified Insurance Services revenue	**69.6**	57.5	21%
Diversified Insurance Services EBITDA return	**4.9%**	16.0%	(11.1) pts
Diversified Insurance Services return on revenue	**(0.3)%**	6.3%	(6.6) pts
Summary Data:			
Total revenues from continuing operations	**1,059.0**	986.2	7%
Operating income from continuing operations	**21.9**	24.0	(9)%
Net realized gains, after-tax	**4.4**	2.7	63%
Net income	**25.7**	26.5	(3)%
Total assets	**2,702.3**	2,590.9	4%
Stockholders' equity	**591.2**	577.8	2%
Per Share Data:			
Diluted net income	**0.98**	1.01	(3)%
Dividends to stockholders	**0.60**	0.60	—
Stockholders' equity	**23.15**	22.92	1%

Refer to Glossary of Terms on page 19 for definitions of specific measures

Total Revenues


Dollars in millions
$ 1,100
1,050
$ 1,000
950
$ 900
850
$ 800
1998
1999
2000
2001

Stockholders' Equity Per Share


$ 24.00
22.00
$ 20.00
18.00
$ 16.00
14.00
$ 12.00
1998
1999
2000
2001

Dear Shareholders,

The horrendous events of September 11 touched each of us deeply and will be with us forever. The miles that separate Selective employees from the sites of these tragedies could not shield us from the impact. Although Selective lost no employees, friends in the financial and insurance communities perished, and some of our employees experienced personal loss. Our thoughts and prayers remain with the families and friends of those who died and with thousands of others who will hold in their memories the horror they witnessed.

The Impact of Terrorism on Our Industry

Not since the Civil War has there been a day in our country when so many people were lost in a single event, and we all share the pain and anger at such a grievous wrong. The September 11 tragedy was the largest single insured event in history. Property & casualty and life insurance claims combined could reach $30-$60 billion.

Even as the industry moved quickly to provide money and support for individuals and businesses that suffered losses, challenging questions for the future were emerging. What was once unthinkable must now be contemplated and, indeed, considered in our plans. Insurers must be ready for losses larger than once thought possible. Coverage limitations and exclusions must be dealt with, and debates around federal intervention and state regulations will certainly intensify.

Several things have become quickly evident. Our industry must take a new look at the way we underwrite large concentrations of employees, residents or even spectators. Second, with reinsurers shouldering the bulk of the September 11 claims, reinsurance rates have been driven substantially higher. In general, reinsurers are now limiting or excuding terrorism protection in their contracts with primary carriers. At this time, there is no federal backstop in sight. The states are examining various exclusionary clauses, although they are not absolute exclusions. The degree to which exclusions in primary policies will ultimately be permitted is still evolving. Without this protection, the Company continues to have exposure to terrorism losses; however, given the location and size of our risks, the Company's exposure is limited as evidenced by our minimal direct losses from September 11.

The July 1, 2002 renewal date for our key property and casualty reinsurance treaties gives us time to work through issues that have evolved. However, to avoid any future erosion in our earnings, Selective's pricing strategy going forward includes higher anticipated reinsurance costs.

Driving Toward Better Performance in a Dynamic Marketplace

Our industry was already feeling strong pressure to improve performance after a long period of intense competition and economically unsupported price cuts that resulted in mounting underwriting losses. During the same period, declining interest rates decreased investment yields, which further affected returns and increased the necessity of better underwriting results. Although the downward commercial lines pricing spiral ended in 1999, we knew it would take several



Gregory E. Murphy
Chairman, President and Chief Executive Officer

Selective's agility, underwriting strength and strong agency relationships provide us a sustainable, competitive advantage.

years of double-digit increases — plus additional time for earnings to fully reflect those increases — before the industry could deliver returns that shareholders expect. We have seen a consistent upward trend in commercial lines pricing, greater market opportunities driven by industry volatility, and increased recognition of the importance of adequate insurance coverage.

It is basic to our business that the price we charge be representative of the loss exposure. While Selective's results reflected the effect of the soft market, the impact was far worse for many P&C companies. To improve their underwriting results, some of our major competitors have dramatically increased rates across the board or are simply walking away from whole classes of business.

In this new environment, Selective's agility, underwriting strength and strong agency relationships provide us a sustainable, competitive advantage. Our way of doing business continues to be underwriting one risk at a time, making reasoned business decisions to maintain our good accounts. This approach allows us to take advantage of the best opportunities the market offers.


Stock Performance
Selective Insurance
S&P 500 Index
S&P Property & Casualty Index
Assumes $100 initial investment on December 31, 1991 in Company stock and each index, plus reinvestment of all dividends.
$ 500
450
$ 400
350
$ 300
250
$ 200
150
$ 100
91
92
93
94
95
96
97
98
99
00
01

Strong Commercial Lines Momentum

Our 2001 results reflect the lingering effects of the industry's long down cycle. But our focus is on the future, and I am very confident about Selective's ability to grow profitably in this dynamic marketplace.

Almost 80% of our business is commercial insurance, and we continue to make the most of the pricing momentum. In 2001, pricing initiatives yielded average commercial renewal premium increases of 16%, and that trend has continued into 2002. Seven consecutive quarters of such increases drove a four-point improvement in our commercial lines statutory combined ratio to 104.5%. Industry forecasters expect continued commercial lines pricing increases into 2003.

Pricing initiatives will make up for lost ground and generate better results as higher premium levels are fully realized. Certainly, though, long-term profitability depends on more than price. Success requires skillful, disciplined underwriting, superior service, strong relationships with our distribution force, and the range of products and services customers require. In these arenas, Selective excels.

Our field underwriting and claims programs are Selective's significant competitive advantages. Field underwriters, supported by six regional offices, our Service Center in Richmond, Virginia, and the effective use of technology, enable us to respond quickly to new business opportunities. In-depth knowledge of regional markets and our customer-focused strategic business units are additional advantages in this environment, giving us the ability to deliver the right products and the best service. An agile, regional company, Selective's face-to-face, account-by-account approach to risk selection gives us a real edge as our agents decide where to place their best accounts. When you add field claim adjusters who provide superior service, the best accounts stay with us.

This model for doing business is and will continue to be the catalyst for Selective's expanding position in the marketplace.

Selective achieved record revenues of more than $1 billion in 2001.

2001 Financial Results

We achieved record revenues of $1.1 billion in 2001. Net premiums written increased almost 10% to $925 million, including approximately $188 million in new business, up 10% over last year. Net premiums written for commercial lines grew 13% in 2001. Personal lines were down 2%. This mix reflects our ongoing strategy to focus on commercial lines as our core operation, while establishing a smaller but profitable personal lines segment.

Net income from continuing operations was $26 million, or $1.00 per diluted share, compared with $27 million, or $1.01 per diluted share, in 2000. Operating income from continuing operations was $22 million, or $0.83 per diluted share, compared with $24 million, or $0.91 per diluted share, in 2000.

Our statutory combined ratio was 106.7%, down from 108.2% for 2000 and substantially better than the industry-wide combined ratio of 117.0%, as estimated by A.M. Best. Our commercial lines statutory combined ratio of 104.5%, which improved 3.7 points, was on track with the improvement plan we developed over two years ago, which includes renewal price increases of 13% for 2000 and 16% for 2001. Renewal price increases of 16% are budgeted for 2002.

Personal Lines

Much has been written about the very difficult nature of the personal automobile insurance market in New Jersey, where, despite average premiums among the highest in the country, competitors seek to leave the state and several of the nation's largest insurers refuse to do business. As part of Selective's diversification strategy, New Jersey personal automobile as a proportion of our total premium writings has been reduced from approximately 23% in 1995 to 13% in 2001.

We made progress toward establishing an appropriate rate structure in our New Jersey personal automobile business, with a revised rating and tiering structure that will increase average pricing approximately 8% in 2002 and almost 18% over the next four to five years. This change, combined with a commission reduction and an additional 3% rate increase approved in January 2002, will generate $18 million in additional premium and expense savings over the course of 2002. These changes should drive our book of New Jersey personal automobile business closer to our targeted profit levels over the next three years.

We also increased pricing in the nine other states where we write personal lines, which will continue to drive improvement in this segment.

Our agents have always been the foundation of Selective's success.

Diversified Insurance Services

Revenue from our Diversified Insurance Services operations grew 21% to $70 million in 2001. These businesses require little capital, producing fee-based revenue and generating free cash flow. They also provide unique opportunities for our agency partners to enhance their customer relationships by providing value-added products and services.

We have addressed growing pains within our professional employer organization (PEO) that necessitated an increase in workers' compensation reserves after significant growth in worksite lives resulted in a higher than expected emergence of claims. Executive Vice President Jim Coleman, who has overall responsibility for our Diversified Insurance Services operations, took the helm of the PEO last fall and implemented initiatives designed to reduce expenses, improve our pricing model, and reorganize and refocus the sales force. We believe these actions, along with pricing improvements in the market, will enhance profitability. As these businesses grow, they should gradually lessen the impact of weather and regulatory factors that impact insurance operations. Overall, we expect these businesses to contribute to both revenue and operating income growth in 2002.

Strength in the Marketplace

Selective again earned an "A+" rating from A.M. Best insurance rating service, which cited our strong regional franchise, conservative balance sheet and expansion into fee-based operations.

The independent agents who distribute our insurance products and services — and the quality of our relationships with them — have always been the foundation of Selective's success and will continue to be so in the future. So I was pleased to find this description of Selective on one trade organization's website list of P&C company members: "Hard to find Branchville, hard to beat the service."

On our annual agency satisfaction survey, we received high marks for the quality of our commercial products, for technology, and for the professionalism and effectiveness of our field underwriters and claims management specialists. This was particularly gratifying because our industry is going through the hardest market in more than 15 years.

For 20 years, Selective has been rated one of the top companies by the Independent Insurance Agents of New Jersey, and on the 2001 Crittenden national survey, independent agents named Selective the #2 commercial package policy provider and businessowners policy writer.

In March 2002, Selective received the 2002 Company Partner of the Year Award from the Certified Professional Insurance Agents Society. The award, which honors innovative programs providing agents with tools for sales success, recognized Selective for One & Done, our Internet-based small business policy delivery system.

High-Tech, High-Touch

We know what is important to our agents:

- relationships;
- ease of doing business;
- stability in the marketplace;
- technology that makes doing business quick and seamless; and
- capacity for growth.

These are the fundamentals that make us successful and drive Selective's franchise value with our agents. In this dynamically competitive marketplace, the winners are the companies that get these fundamentals right. While some of our competitors can boast good relationships with agents, or great products, or advanced technology, or financial strength, Selective is unique in successfully implementing strategies that cover all these bases.

Our management team has a comprehensive vision for Selective's future. We constantly challenge ourselves to become our agents' market of choice. Hand in hand with superior service,

We constantly challenge ourselves to become our agents' market of choice.

we provide agents the products and services that build added value to their customers as well as the technological tools to increase efficiency. This high-tech, high-touch approach differentiates Selective from the competition.

Our strategy for information technology is built around seamless processing that makes it easy to do business with us. This technology puts us on par with national players in terms of our ability to service agents and customers while maintaining a regional carrier's flexibility and responsiveness to changing market conditions.

Strategic initiatives with strong technology components implemented in 2001 provide new capabilities to drive business and increase customer retention. They include:

- Our Service Center, created in response to requests from Selective's agency councils, provides cost-effective back office support to agents for their smaller commercial accounts.

I have tremendous confidence in Selective's ability to be a long-term winner.

- One & Done, our Internet-based business system, allows agents to issue small business policies from their offices within minutes. One & Done lowers transaction costs on both ends and allows agents and field underwriters more time to work on larger, more complex accounts together.
- FloodConnect delivers Internet-based efficiencies for federal flood insurance programs, earning Selective the national endorsement of the Independent Insurance Agents of America.
- The Mobile Claim System (MCS) supports field claim specialists' on-the-road work style.

We are equally excited about upcoming initiatives, including a Web-based commercial lines automated system (CLAS) that will enable our agents to easily process quotes, new business, renewals and endorsements online. Selective's Claims Service Center, scheduled to open later in 2002, will significantly improve service to policyholders and agents.

On a Personal Note

We were saddened last year by the loss of three valued colleagues. Russell R. Moffett, 74, a former president and director, served Selective well for 47 years. He played a key role in the Company's early development as a regional carrier. Vice President John R. Banks, 53, guided the introduction of Selective's personal lines in our Mid-America states. Assistant Vice President Peter C. Anderson, 58, skillfully managed our reinsurance program.

Our People Make It Happen

Having the right people in place to get the job done is the key to success. An innovative team turns vision and strategies into realities and systems. The skill and commitment of people who truly understand the nature of customer service go beyond the bottom line to impact people's lives in many ways.

Selective has the right people in place. We have those innovative teams and the skilled, committed individuals. Together, they make all the strategies, initiatives and technologies work.

There are challenges ahead. There is also great opportunity. The winners in this competitive marketplace will be the companies that know who they are and where they're going. This is an organization with a sharp sense of direction and well-defined strategies for competitive advantage and growth. I have tremendous confidence in Selective's ability to be a long-term winner.

Sincerely,

Gregory E. Murphy

Gregory E. Murphy
Chairman, President and Chief Executive Officer



First Row (Left to Right)

Gregory E. Murphy
Chairman, President and Chief Executive Officer

Thornton R. Land
Executive Vice President, Administration and General Counsel

Richard F. Connell
Executive Vice President, Chief Information Officer

Kerry A. Guthrie
Vice President, Senior Investment Officer

Second Row

Sharon R. Cooper
Vice President, Director of Communication

Debra P. Carter
Vice President, Human Resources

Frances M. MacKillop
Vice President, Management Development

Third Row

Dale A. Thatcher
Senior Vice President, Finance, Chief Financial Officer and Treasurer

Ronald J. Zaleski
Senior Vice President, Chief Actuary

James W. Coleman, Jr.
Executive Vice President, Diversified Insurance Services

Jamie Ochiltree, III
Executive Vice President, Insurance Operations

> "Selective's clear strengths — relationships, market presence and underwriting power — position us well for the long term."

Q&A with Senior Management

Competitors have a big impact on performance. What makes you confident that you can reach your target return?

For years, our industry subsidized underwriting underperformance with high investment returns. That strategy has been dramatically altered by lower interest rates, which continued to decline in 2001, and by low industry-wide return on equity (ROE). The result is strong pressure to generate better underwriting results, and doing that requires building market share with a great deal of discipline. That's what we're seeing throughout the industry.

Selective's goal is to achieve a return on equity three points in excess of our cost of capital. At our current cost of capital, that would require a 12% ROE. That return would parallel long-term S&P 500 returns, and we believe shareholders are looking for that kind of performance, particularly when they invest in a segment – like insurance stocks – that has more volatility and therefore more risk.

We have a financial advantage as we work toward this goal. Leverage is measured in terms of invested assets per dollar of stockholders' equity. Selective's invested assets per dollar of stockholders' equity is about $3.07, which puts us in the top tier of insurance companies in terms of investment leverage. An after-tax investment yield of 4.1% gives us a base return on equity of 12.5%. This means that with a combined ratio just under 100%, we could achieve an overall ROE of 12%.

What changes are you seeing in the insurance industry and how does Selective fit in the new world that's emerging?

Even before September 11, the property & casualty industry had entered a period of dynamic change characterized by improved pricing, consolidation and transforming technologies.

Reinsurance costs will clearly be a factor for some time to come. However, the most significant change has been the strengthening of commercial lines pricing in response to several years of underperformance. Also, there has been consolidation and the introduction of new management teams in some major national companies. The result is a more disciplined approach to underwriting and commercial lines pricing models. We're now also starting to see an upturn in personal lines pricing, which is long overdue.

We are in a race for technology. Agents are looking closely at where they place their business and consolidating their markets with those companies that have the right technology and a vision for the future. Agents will determine the winners in the marketplace.

Insurers in this environment need two things to succeed: financial strength and clear direction. Selective has a long history of A+ ratings from the A.M. Best insurance rating service. Our clear strengths in terms of relationships, market presence, and underwriting power in our chosen markets position us well for the long term.

How will the changing reinsurance market affect your strategy and risk evaluation process going forward?

Selective will continue to write the small to mid-sized accounts that have been very successful for us, and we do not intend to change our underwriting philosophy. Our business is written through about 850 independent agents who know the kind of accounts we prefer.

Selective has never underwritten skyscrapers or workers' compensation accounts with high employee concentrations. This provides an advantage in the changing reinsurance market. Although Selective's reinsurance costs will increase significantly, we do not expect to see the same levels of increase or tightened terms and conditions as some companies will. We must, however, continually monitor our reinsurance programs to make sure that we are choosing the most cost-effective retention levels.

As a regional carrier, Selective is often identified with its home state of New Jersey. What role does the state play in the company's strategy going forward?

New Jersey is an important, high performance state for us, particularly in the commercial and homeowners arenas. Still, prudence dictates we not be overly concentrated in one jurisdiction. Our goal is not to decrease business in the state but to make it a smaller piece of the larger pie. As the result of our successful diversification strategy, 60% of our business is now written in other states, up from only 40% just five years ago.

We continue our efforts to improve private passenger automobile results. In addition to taking steps necessary for more adequate pricing, we have decreased our market share. Selective now writes approximately 2.5% of the state's private passenger automobile business compared to a 4% market share just four years ago. Automobile insurers continue to face some regulatory difficulties, pointing to the need for more open-market competition in the state. Compared to an open market like Illinois, New Jersey has approximately half the number of companies writing personal automobile business.



1996 Net Premium Written Diversification
$413M
$279M
60%
New Jersey
40%
All Other States

How do you achieve the competitive advantage you have with agents?

The commitment to the independent agent is a long-term, key strategy that has fueled Selective's success. The complexity and financial implications of insurance decisions make it impossible to overestimate the importance of a good insurance agent to their customers, who look to them for advice, support and service.

Some companies invested heavily in Internet distribution aimed at selling directly to consumers, and that has been a failure. Selective uses Internet technology to make our agents more productive and effective. They have the relationships with their customers and sell our products every day. Our commitment is to provide the superior products and services that enable them to bring added value.


2001 Net Premium Written Diversification
$373M
$554M
40%
New Jersey
60%
All Other States

Below: Agent Bill Connolly (left), William H. Connolly & Co., Montclair, NJ, discusses business with Executive Vice President Jim Ochiltree and others.





Selective is known for its strong relationships with its independent agents. How do you build and maintain these important relationships?

We know what is important to our agents. They look for strong relationships with a carrier that makes it easy to do business and offers the technology to make transactions quick and seamless. They look for stability in the marketplace, coupled with the nimbleness a regional carrier provides. And they want a company that offers capacity for growth. On all these counts, we believe Selective has a big advantage over our competitors.

We spend a lot of time with our agents at all levels of the company, from the CEO to underwriters. We know our states and understand the problems and opportunities in each region. Our field underwriting and claim handling approach, supported by six regional offices, makes us responsive to our agents and new business opportunities. Selective does not move in and out of markets and has a well-earned reputation for stability. And our account-by-account pricing strategy means we treat each account on its own merit rather than passing large increases through our entire portfolio. As a well-capitalized regional carrier, we provide our agents the opportunity to grow with us.

To remain competitive, some agencies are consolidating, while others are merging with larger regional brokers or have been acquired by banks. How does this impact Selective's position in the marketplace?

Agency consolidation is altering the balance of power between agents and companies. As these larger agencies determine where to place their business, a new model of buying power is emerging. We view this as a significant opportunity for growth in both our insurance operations and diversified insurance services businesses.

Our strategies are designed to meet agents' changing needs. One example is our Service Center, opened early in 2001, which offers agents a solution to one of their major problems: the ability to hire and retain customer service representatives. The Service Center provides that back office option to our agents, allowing them to focus on selling. Selective is one of the few regional companies to offer a service center, and many agents are taking advantage of this option because it makes good economic sense for them. Benefits to us include the consolidation of books of business as well as opportunities for new business that we believe many other carriers are not getting.

You've said that the winners in the insurance business will be the companies that use technology effectively. What is Selective's strategy for information technology and the Internet?

Technology is a way to set ourselves apart from our competitors by strengthening our high-touch approach to doing business. We want to provide the "path of least resistance," to make it easier, more efficient and less expensive for our agents to do business with Selective than with our competitors. We also want to provide systems that enable our agents to write more business with Selective rather than our competitors. Internet technology will get us there by providing straight-through processing and delivering the right information to the right people at the right time. Concurrently, we drive redundancies and expense out of the transaction.

Left: Project Managers Chuck Dempsey, Information Technology, and Abbe Cesari, Business Services Unit, discussing development of Selective's new Internet-based commercial lines automation system.

Below: Nancie Rohmann, New Jersey Field Claims Manager, Evelyn Jorgensen, training specialist, and James McLain, Senior Vice President, Corporate Claims, go over the training program for Selective's claim service center, scheduled for implementation late in 2002.

Selective has expanded its scope of operations through its Diversified Insurance Services. Why have you taken this step?

Traditionally, insurance companies have two sources of earnings: underwriting results and investment income. In recent years, intense competition has dramatically reduced underwriting profit industry-wide at the same time investment income growth was slowing and cash flow was decreasing. We created a third source of income through our Diversified Insurance Services businesses, which provide fee-based revenues that contribute to our earnings and can help mitigate volatility in our insurance operating results.





Commercial Lines Price vs. Retention at Renewal
18%
90%
75
12%
60%
45
Retention
30%
15
0%
1st Qtr. 2nd Qtr. 3rd Qtr. 4th Qtr.
2001



Revenue from Diversified Insurance Services
Dollars in millions
$ 75.0
62.5
$ 50.0
37.5
$ 25.0
12.5
$ 0
1997
1998
1999
2000
2001

Insurance is a very capital-intensive business. We need $0.50 of surplus for every dollar of premium we write. That puts a substantial burden on us to maintain the capital required to support premium. The Diversified Insurance Services businesses require minimal capital. As these businesses expand and produce a better return on revenue, they will generate free cash flow and contribute to a better return for shareholders.

What businesses are included in the Diversified Insurance Services operation?

The three components of these operations are flood, managed care and our professional employer organization (PEO).

■ As a servicing carrier of the National Flood Insurance Program, we provide flood insurance and claim service to homeowners and commercial customers in 49 states through FloodConnect. Fee revenue from this non-risk-bearing program can partially offset property losses generated by weather-related events.

■ We provide medical claim management services to insurance companies and other businesses through Alta Services, our managed care organization, and Consumer Health Network, a medical preferred provider organization. Selective bears no health care underwriting risk in either company.

■ Through Selective HR Solutions, our PEO, we provide human resource administration, payroll services, employee benefits, and risk management products and services to small and mid-sized businesses.

What value do these businesses add to the company's position in the property & casualty marketplace?

We look for two things in a Diversified Insurance Services opportunity: 1) the ability to leverage Selective's core risk management skills; and 2) products and services that can be sold through our agents.

This segment generates fee-based revenue through new programs and the acquisition of high-performance, insurance–related businesses with high-growth opportunities. In addition to enhancing Selective's earning potential, these products and services increase our agents' value to their customers by providing solutions to some of today's most pressing business challenges.




Revenue from Flood Insurance
Dollars in millions
$ 16
14
$ 12
10
$ 8
6
$ 4
1997
1998
1999
2000
2001

Above: Jonathan Oltman (left), one of Selective's agency management specialists in the Pennsylvania Region, confers about an account with risk consultant Rick Rath.

What are your expectations for these Diversified Insurance Services businesses?

These businesses are establishing themselves in strong market positions in high growth industries. We are projecting an annual revenue growth rate in 2002 of at least 12% and a return on revenue of approximately 6%. We believe this to be a better long-term use of our capital than placing the funds in our investment portfolio.

You are very confident about Selective's future. What do you see for 2002 and beyond?

If our industry is going to attract investors, we must produce the return they expect. Our business is risk management, and there is always a certain amount of volatility in the insurance sector due to the risk of weather-related catastrophe losses. Now, there is the added potential for acts of terrorism. Those exposures must be built into an insurer's pricing structure and overall strategy.

We believe there is tremendous opportunity for long-term, consistent growth. As the industry recovers from significant underperformance, we believe competition will continue to drive prices to appropriate levels. In 2000, we implemented a three-year commercial lines pricing initiative aimed at reversing the effects of the competitive marketplace, and this has been a successful effort to date. Personal lines pricing has also continued to improve. As a result, we are well positioned for greatly improved performance in 2002 and 2003 when we will fully earn those price increases. We have clearly set the stage for success related to our strategies for growth.

We feel we have the ability to generate the return our shareholders deserve. Our strategies for penetrating our 20-state commercial lines market are clear. Selective has the capacity to write more business, and the advantages we have as a nimble, regional carrier put us up front on our agents' marketing plans. That's what this business is all about.

Forward-looking statements

Some of the statements in this report, including information included or incorporated by reference, are not historical facts and are "forward-looking statements" (as defined in the Private Securities Litigation Reform Act of 1995). These statements use words such as "believes," "expects," "may," "will," "should," "anticipates," "benefits," the negatives thereof, and other similar words and, among other things, describe our current strategies, opinions, expectations of future results and other forward-looking information. We derive forward-looking information from information we currently have and numerous assumptions which we make. We cannot assure that results which we anticipate will be achieved, since results may differ materially because of both known and unknown risks and uncertainties which we face. Factors which could cause actual results to differ materially from our expectations include, but are not limited to:

- Economic, market or regulatory conditions;
- Cost and availability of reinsurance;
- Risks associated with Selective's entry into new markets;
- Selective's geographic diversification;
- Weather conditions, including severity and frequency of storms, hurricanes, snowfalls, hail and winter conditions;
- Occurrence of significant natural or man-made disasters;
- Uncertainties related to rate increases and business retention;
- Legislative and regulatory developments, including changes in New Jersey automobile insurance laws and regulations;
- The adequacy of loss reserves;
- Fluctuations in interest rates and performance of the financial markets; and
- Other risks and uncertainties we identify in filings with the Securities and Exchange Commission, including, but not limited to our Annual Report on Form 10-K, although we do not promise to update such forward-looking statements to reflect actual results or changes in assumptions or other factors that could affect these statements.

Agent (Independent Insurance Agent) — an insurance consultant who recommends and markets insurance to individuals and businesses; usually represents several insurance companies. Insurance companies pay agents commissions for business production.

Alternative Market — any risk transfer mechanism where the customer assumes some or all financial responsibility for an insurable exposure.

Catastrophe Loss — a severe loss (generally greater than $25 million for the property and casualty industry), usually involving many risks from one occurrence such as fire, hurricane, earthquake, windstorm, explosion and certain man-made events.

Combined Ratio — a measure of underwriting profitability determined by dividing the sum of all GAAP expenses (losses, loss expenses, policy acquisition costs, other underwriting expenses, and dividends to policyholders) by GAAP net premiums earned for the period.

Comprehensive Income — net income plus net unrealized gains or losses, net of deferred income tax effect.

Diversified Insurance Services — a strategic combination of various inter-related services that are closely associated with the insurance business and allow the Company as a whole to bring an integrated business solution to our customers by offering a broader array of products and services.

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) — this measure of income differs from net income by the exclusion of non-controllable expenses which include interest, taxes, depreciation and amortization of goodwill. This measure is used by management and analysts to evaluate the profitability of recurring operations and is not intended to replace GAAP net income.

Generally Accepted Accounting Principles (GAAP) — accounting practices set by the Financial Accounting Standards Board. Companies in the United States of America follow these practices when preparing financial statements.

Incurred But Not Reported (IBNR) Reserves — reserves for estimated losses which have been incurred by insureds but not yet reported to the insurer.

Loss Expenses — expenses incurred in the process of evaluating, defending and paying claims.

Loss and Loss Expense Ratio — the ratio of net loss and loss expenses incurred to net premiums earned.

Loss and Loss Expense Reserves — the amount of money an insurance company expects to pay for claim obligations and related expenses resulting from losses which have occurred that are covered by insurance policies it has sold.

Managed Care — a method of controlling health care costs by using a network of medical professionals to provide care consistent with cost-efficient guidelines and protocols.

Operating Income — this measure of income differs from net income by the exclusion of net realized gains or losses. This measure is used by management and analysts to evaluate the profitability of recurring operations and is not intended to replace GAAP net income.

Professional Employer Organization (PEO) — an organization that provides an integrated approach to the management and administration of the human resources and employer risk of its clients by contractually assuming substantial employer rights, responsibilities and risk through the establishment and maintenance of an employer relationship with the workers assigned to its clients, commonly referred to as worksite employees.

Preferred Provider Organization (PPO) — a network of physicians, hospitals and other medical providers that have agreed, by contract, to discount their rates to members. Participants are free to seek care from any physician or provider within the network, including specialists without a referral. Members may also access non-contracted providers, but at a higher out-of-pocket cost.

Premiums Earned — the portion of premiums written that an insurance company has recognized as revenues during a specific accounting period.

Premiums Written — the cost of insurance coverage, often described as "written." Written premiums refer to premiums for all policies sold during a specific accounting period.

Reinsurance — insurance coverage that insurance companies buy from reinsurance companies to limit their potential risk. All or part of a policy can be reinsured, as can entire types of business. Reinsurance spreads the risk among a number of insurance companies, reducing the impact of losses on individual companies and thereby allowing them to provide more insurance than they otherwise would be able to sell.

Return on Revenue — a measurement of profitability that is calculated by dividing net income by total revenue.

Risk — has two distinct and frequently used meanings in insurance. First, it can describe the chance that a claim loss will occur (similar to the commonly understood meaning of the word "risk"). Second, it can refer to the person or thing insured and is sometimes used as a synonym for "policyholder".

Statutory Accounting Principles — accounting practices prescribed or permitted by state insurance departments. Insurance companies follow these practices when preparing Annual Statements (their required annual statutory basis financial statements). Statutory accounting stresses evaluation of a company's solvency.

Statutory Combined Ratio — a measurement commonly used within the property and casualty insurance industry to measure underwriting profit or loss as calculated on a statutory accounting basis. It differs from the Combined Ratio in that policy acquisition costs and other underwriting expenses are divided by net premiums written.

Statutory Underwriting Expense Ratio — measures the ratio of statutory underwriting expenses (salaries, commissions, premium taxes, etc.) to net premiums written.

Statutory Surplus — the amount left after an insurance company's liabilities are subtracted from assets. Statutory surplus is not a figure based upon GAAP. Rather, it is based upon statutory accounting principles prescribed or permitted by state insurance regulators.

Treaty Reinsurance — a contract between two insurance companies for sharing the insurance coverage for a group of risks.

Underwriting — the insurer's process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested, and determining the applicable premiums.

Unearned Premiums — the portion of a premium representing the unexpired amount of the contract term as of a certain date.

(All amounts are in accordance with GAAP unless noted otherwise; number of weighted average shares and dollars in thousands, except per share amounts)	2001	2000	1999	1998
Net premiums written	$925,420	843,604	811,677	748,873
Net premiums earned	883,048	821,265	799,065	722,992
Net investment income earned	96,767	99,495	96,531	99,196
Net realized gains (losses)	6,816	4,191	29,377	(2,139)
Diversified insurance services revenue [1,3]	69,626	57,527	29,764	14,100
Total revenues	1,059,020	986,217	957,879	837,329
Underwriting loss [2]	(60,638)	(65,122)	(54,147)	(24,986)
Diversified insurance services net income (loss) from continuing operations [1,3]	(201)	3,605	3,473	1,440
Operating income from continuing operations [2]	21,888	23,962	35,146	54,961
(Loss) from discontinued operations [3]	(625)	(151)	(524)	—
Net income [4]	25,693	26,535	53,717	53,570
Comprehensive income	24,405	49,166	16,088	78,842
Total assets	2,702,319	2,590,903	2,507,545	2,432,168
Notes payable and debentures	156,433	163,634	81,585	88,791
Stockholders' equity	591,160	577,797	569,964	607,583
Statutory premiums to surplus ratio [2,5]	1.8:1	1.7:1	1.6:1	1.5:1
Statutory combined ratio [1,2,6]	106.7%	108.2	105.7	103.2
Combined ratio [1,2,6]	106.9%	107.9	106.8	103.6
Yield on investment, before-tax	5.4%	5.8	5.6	5.7
Debt to capitalization	21.0%	22.1	12.5	13.2
Return on average equity	4.4%	4.6	9.1	9.1
Per share data:				
Net income:				
Basic	1.05	1.07	1.98	1.88
Diluted	0.98	1.01	1.87	1.74
Dividends to stockholders	0.60	0.60	0.59	0.56
Stockholders' equity	23.15	22.92	21.46	21.30
Price range of common stock:				
High	28.21	25.88	22.50	29.25
Low	19.94	14.63	16.50	16.69
Close	21.73	24.25	17.19	20.13
Number of weighted average shares:				
Basic	24,583	24,907	27,081	28,480
Diluted	26,424	26,518	28,877	30,412

1997	1996	1995	1994	1993	1992	1991
717,618	692,239	757,021	697,941	607,462	560,360	500,283
676,268	694,947	742,817	680,270	594,919	539,792	503,726
100,530	96,952	91,640	80,657	77,326	73,516	68,501
6,021	2,786	900	4,230	4,528	3,943	3,580
8,236	7,061	4,529	3,482	2,912	2,519	2,273
794,183	804,780	843,100	771,682	682,510	622,084	580,193
(3,022)	(21,982)	(17,468)	(35,119)	(54,530)	(42,127)	(38,310)
495	1,261	555	384	354	294	158
65,694	53,740	52,457	35,526	19,735	24,845	24,429
—	—	—	—	—	—	—
69,608	55,551	53,042	38,276	22,678	53,915	27,293
105,931	51,539	105,035	1,078	21,380	53,520	33,245
2,306,191	2,189,737	2,119,804	1,870,718	1,725,736	1,639,033	1,321,120
96,559	103,769	111,292	111,378	61,291	63,681	14,470
565,316	474,299	436,749	329,164	322,807	311,705	269,998
1.5:1	1.7:1	2.1:1	2.4:1	2.6:1	2.5:1	2.5:1
100.1	102.9	101.6	104.3	108.5	107.9	107.6
100.3	102.9	102.3	105.1	109.1	107.7	107.6
6.0	6.1	6.4	6.5	6.8	7.2	7.6
14.6	18.0	20.3	25.3	16.0	17.0	5.1
13.4	12.2	13.9	11.7	7.1	18.5	10.5
2.41	1.92	1.86	1.38	.83	2.02	1.03
2.27	1.83	1.81	1.29	.81	1.93	1.01
0.56	0.56	0.56	0.56	0.56	0.55	0.52
19.32	16.31	15.17	11.62	11.74	11.60	10.17
28.38	19.38	19.19	15.38	15.50	11.75	9.00
18.31	15.50	12.25	11.50	10.25	8.00	6.50
27.00	19.00	17.75	12.63	15.25	11.00	8.38
28,909	28,860	28,481	27,759	27,271	26,690	26,388
30,925	30,360	29,846	29,356	29,133	28,869	28,502

1. Flood business is included in statutory underwriting results in accordance with prescribed statutory accounting practices. On a GAAP basis only, flood servicing revenue and expense has been reclassified from underwriting results to Diversified Insurance Services. Prior years have been restated to reflect this reclassification as well as the exclusion of results from discontinued operations.

2. See the Glossary of Terms on page 19 for definitions of terms and specific measures.

3. See Note 3 to the consolidated financial statements and Financial Review for a discussion of discontinued operations.

4. Net income for 1992 increased by $26 million due to the adoption of two accounting policies, Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109), and a change in the method of deferring policy acquisition costs. FAS 109 increased net income by $20 million ($0.76 per basic share and $0.70 per diluted share) and the change in deferred policy acquisition costs increased net income by $6 million ($0.23 per basic share and $0.21 per diluted share).

5. Regulatory and rating agencies use the statutory premiums to surplus ratio as a measure of solvency, viewing an increase in the ratio as a possible increase in solvency risk. Management and analysts also view this ratio as a measure of the effective use of capital since, as the ratio increases, revenue per dollar of invested capital increases, indicating the possible opportunity for an increased return.

6. Changes in both the GAAP and statutory combined ratios are viewed by management and analysts as indicative of changes in the profitability of underwriting operations. A ratio over 100% is indicative of an underwriting loss, and a ratio below 100% is indicative of an underwriting profit.

Results of Operations[1]

2001 Compared with 2000 and 1999

Financial Highlights

(dollars in thousands)	2001	2000	1999
Net premiums written	$925,420	843,604	811,677
Diversified insurance services revenue [2]	69,626	57,527	29,764
Net investment income earned	96,767	99,495	96,531
Operating income [2]	21,888	23,962	35,146
Net realized gains, after-tax	4,430	2,724	19,095
Net income	25,693	26,535	53,717
Statutory combined ratio	106.7%	108.2	105.7
Combined ratio	106.9%	107.9	106.8
Return on average equity	4.4%	4.6	9.1

1 - Refer to the Glossary of Terms on page 19 for definitions of terms used in this financial review.
2 - From continuing operations, refer to Note 3 to the consolidated financial statements and this financial review for further discussion.

It was a year of many challenges for Selective and the entire industry, but it was also a year of progress, from our record revenue of $1 billion to net premiums written of more than $900 million. The events of 2001 were historic for the insurance industry, but our position as a regional carrier, means that we had only minimal exposure to direct underwriting losses from major events such as the September 11 tragedy, aviation losses, recent corporate bankruptcies and toxic mold.

For 2001, net income was $26 million, or $0.98 per diluted share, compared with $27 million or $1.01 per diluted share in 2000 and $54 million or $1.87 per diluted share in 1999.

For the year, we reported operating income from continuing operations of $22 million, or $0.83 per diluted share, compared with $24 million, or $0.91 per diluted share in 2000 and $35 million, or $1.22 per diluted share in 1999.

Net investment income earned for the year was $97 million compared to $99 million in 2000 and $97 million in 1999. The decrease in 2001 compared to 2000 was due to: (i) lower interest rates, (ii) lower return on our investments in limited partnerships that are subject to market fluctuations (see Note 4 (j) to the Consolidated Financial Statements for additional discussion), and (iii) lower year-end distributions from mutual funds. Realized gains for 2001 increased slightly from 2000 to $7 million from $4 million, while 1999 realized gains were $29 million. The large decrease in 2000 gains when compared to 1999 was due to the sale of equity securities in 1999 in an effort to rebalance our investment portfolio.

We feel we have positioned ourselves to take full advantage of the hardening commercial lines market pricing conditions to produce a return in the future more in line with our expectations.

We manage our business in three business segments: Insurance Operations (commercial lines underwriting, personal lines underwriting); Investments; and Diversified Insurance Services. The summaries below provide further insight into these segments.

Insurance Operations

For 2001, net premiums written increased 10%, to $925 million, over 2000 net premiums written of $844 million which were 4% higher than 1999 net premiums written of $812 million. The 2001 increase included approximately $188 million in new business, up 10% over last year. Net premiums written for commercial lines grew 13% in 2001, while personal lines were down 2%. This mix reflects our ongoing strategy to focus on commercial lines as our core operation, while establishing a smaller, but profitable personal lines segment. For the year, our overall statutory combined ratio was 106.7%. This ratio was substantially better than the industry-wide combined ratio of 117.0%, as estimated by A.M. Best. It was also down from 108.2% for 2000, but higher than the 1999 ratio of 105.7%.

Commercial Lines Results

Commercial lines net premiums written were $724 million for 2001, or approximately 80% of our total net premiums written, $639 million for 2000 and $588 million for 1999. Growth in our core commercial lines operation was led by a 16% increase in renewal premiums for the year, 13% for 2000 and 4% for 1999, as well as new business of approximately $164 million in 2001, $134 million in 2000 and $154 million in 1999. In January 2002, traditionally our highest premium volume month, net premiums

Net Premiums Written


MN
WI
MI
NY
RI
CT
IA
PA
NJ
IL
IN
OH
DE
MD
MO
KY
VA
NC
SC
GA
$0-10 million
$10-20 million
$20-30 million
Greater than $30 million

written were up 26% when compared to January 2001, and above our expectations. Strong price increases, combined with stable retention ratios, indicate further pricing opportunities in this market.

The Company's commercial lines combined ratio finished the year at 104.9%, compared to 107.3% in 2000 and 108.3% in 1999. This is on track with the improvement plan we developed over two years ago, which includes commercial lines price increases of 13% for 2000, 16% for 2001 and 16% budgeted for 2002. These price increases, combined with underwriting improvements, are driving our profitability improvements.

The commercial lines loss and loss expense ratio for 2001 was 70.9%, compared to 72.5% in 2000 and 72.9% in 1999. The decrease is attributable to the price increases mentioned earlier combined with ongoing underwriting refinement, partially offset by increasing loss trends.

Several years ago, we established Selective Risk Managers (SRM) to offer alternative market opportunities to our agents. Today, as insureds search for alternatives in this period of higher prices, our experienced team is positioned to pursue profitable opportunities. This division helped us write $21 million in new business in 2001, compared with $8 million in 2000 and $2 million in 1999, to meet the needs of our agents' more complex clients.

At the same time, our One & Done small-business processing system is improving our competitive position in the small commercial lines marketplace. It has enabled us to not only retain small commercial accounts, but to develop new business opportunities. In 2001, this provided us with $4 million of business at a marginal expense ratio of 22%.

Another new initiative, the Service Center, is also helping us grow and take advantage of new business opportunities. Just over a year old, the center was servicing premium of $9 million at year-end for about 40 agents and is another competitive advantage for us. Recently, one of our largest agencies re-organized their small business department and consolidated carriers. Ultimately, they chose Selective and two national companies as their small business carriers, because of the service center option. This rollover alone will provide us approximately $9 million in additional premiums throughout our insurance operations.

We expect continued strong growth in our core commercial lines segment as a result of ongoing double-digit price increases, enhanced by our strong agency relationships that combine high-tech with high-touch. Pricing and underwriting improvements partially offset by increasing loss trends are expected to yield a commercial lines statutory combined ratio for 2002 between 102% and 103%, barring excessive weather-related losses.

Personal Lines Results

Personal lines net premiums written were $202 million in 2001, $205 million in 2000, and $224 million in 1999. The decrease in writings is attributable to a reduction in new business submissions for New Jersey personal automobile, with our market share now down to approximately 2.5%. New Jersey automobile policies declined from approximately 86,000 to 78,000 over the course of the year. New Jersey personal automobile now represents about 13% of our overall insurance business.

The personal lines combined ratio for the year was 113.5%, compared to 109.7% last year and 103.0% in 1999. This increase was caused primarily by an increase in the New Jersey personal automobile statutory combined ratio for the year to 120.4% from 108.7% in 2000 and 103.1% in 1999. This increase reflected an $8.0 million pre-tax reserve charge taken during the third quarter. The charge added 6.3 points to the New Jersey personal automobile statutory combined ratio for the year. The increase was necessary primarily due to the shortfall in estimated savings for the Company's New Jersey private passenger automobile liability coverage from the Automobile Insurance Cost Reduction Act (AICRA).

The personal lines ratio of losses and loss expenses incurred to net premiums earned increased 4 points, to 85.4%, in 2001, compared to 81.4%, in 2000 and 77.0% in 1999. The entire increase in 2001 is due to the pre-tax reserve charge of $8 million we took during the third quarter. The increase in 2000's ratio from 1999 was the continued effect of AICRA rate roll back and New Jersey personal automobile Urban Enterprise Zone (UEZ) business. The UEZ Program mandated by the State of New Jersey Department of Banking and Insurance requires New Jersey automobile insurers to write, at our voluntary rate levels, an amount of automobile insurance in designated urban areas proportionate to our voluntary market share, currently estimated at 2.5% compared with 3.1% last year. Total UEZ business generated a 188% loss and loss expense ratio for 2001, up from 164% in 2000 and 150% in 1999.

We have recently made progress in this highly regulated business, which we find encouraging. The New Jersey personal automobile market is exhibiting signs of more regulatory flexibility in the rate-setting process. 2001 was marked with many improvements for the Company that should drive our book of New Jersey personal automobile business closer to our targeted profit levels over the next three-year period. The most significant changes include:

- A new rating and tiering plan that generates additional premium charges that result from, among other items, driving violations and accidents. In 2002 alone, we estimate these charges will generate about $10 million in additional net premiums written for a first-year price increase of about 8%, and total price increases of up to 18% over the next 4 to 5 years;
- Commission savings of approximately $4 million that reduce our underwriting expenses and bring our commission schedule more in line with competitors;
- A newly approved rate increase, effective in March 2002, of just under 3%, which we project will generate additional net premiums written of about $4 million; and
- A new renewal questionnaire that requires insureds to fully disclose any changes in ratable items that will enable us to charge more accurate rates.

We have also been able to increase liability rates for our worst performing risks, while lowering rates for our best drivers. Barring excessive weather-related losses, our current forecast indicates an overall New Jersey personal lines statutory combined ratio of 104% to 105% for 2002, with automobile at about 108%.

Business Mix 2001

Personal Lines
- Personal Auto 18%
- Homeowners & Other 4%

Commercial Lines
- Commercial Auto 21%
- General Liability 21%
- Workers' Compensation 19%
- Fire/Inland Marine 11%
- BOP 4%
- Bonds 2%



Our nine other personal lines states produced net premiums written of $62 million in 2001, $62 million in 2000 and $49 million in 1999. The personal lines combined ratio in these states for the year was 115.4%, compared with a 119.6% last year and 116.1% in 1999. Price increases and tier changes averaging 15% for personal automobile and 8% for homeowners were approved in 2001, and will drive better performance, as they work through earned premium in 2002.

Going forward, we have refined our growth strategy to focus on only seven key states for personal lines: Illinois, Indiana, Maryland, Ohio, Pennsylvania, Virginia and Wisconsin. These states have favorable regulatory environments and give us the ability to produce underwriting profits. Total personal lines net premiums written in these key states amounted to $43 million in 2001, $41 million in 2000 and $27 million in 1999.

For all nine states, our current forecast for 2002 indicates a statutory combined ratio of approximately 113% for personal lines business barring excessive weather-related losses.

Reinsurance Renewals

A large portion of the insurance industry undergoes annual reinsurance renewals on January 1. As the industry continues to deal with the terrorism issue, we are fortunate that our two core contracts, our property and casualty excess of loss reinsurance treaties, do not renew until July 1st. We feel this delay may give the market the opportunity to correct and we will ultimately pay lower reinsurance costs than those renewing on January 1, but still substantially higher than in prior years. Three of our other treaties did renew in January, two of which renewed at better rates than expected.

Our loss-free Property Catastrophe Treaty renewed with a 15% price increase. The program protects us up to $150 million per occurrence, in excess of our $15 million retention, with terrorism added as a new exclusion. As states allow, we are carefully applying the exclusion on a case by case basis. We continue to have exposure to terrorism losses as these coverage issues evolve; however, the location and size of our policies minimize this risk.

Our 75% New Jersey Homeowners Property Quota Share Treaty renewed with a 15% higher rate. This contract provides us with cost effective catastrophe protection for New Jersey homeowners business, with a new $75 million per occurrence cap.

On an integrated basis, these programs provide protection for up to a 1 in 1,000-year event as estimated by current wind models, at a reasonable cost of $9 million. Additionally, only 3% of our surplus is at risk for such an extreme event.

This year, our Surety Treaty renewal was most difficult with overall costs increasing from $1 million to $3 million. This reflects the turmoil in the surety bond reinsurance market, as a result of the Enron and Kmart failures, in spite of the fact that we had no exposure to these events.

On July 1, 2001, our property and casualty excess of loss treaties renewed. Poor results from commercial property underwriting over the past few years resulted in a reinsurance premium increase for the fiscal year ending June 30, 2002 compared with June 30, 2001 of $2.7 million, and in increase in per loss retention from $1 million to $2 million. Our casualty reinsurance premium increased for the fiscal year ending June 30, 2002 compared with June 30, 2001 by $4.6 million, or almost 100%. While our property treaty has had poor results, our casualty treaty has performed fairly well over the last five years. Increases on the casualty side reflected an extremely difficult reinsurance market with reinsurers increasing rates across the board for all their clients. They are now willing to walk away from market share to improve underwriting performance.

Investments

Our investment policy is conservative, with the long-term objective of maximizing after-tax yield while providing liquidity and preserving assets and stockholders' equity. The current investment mix is 85% debt securities, 14% equity securities, and 1% short-term investments. High credit quality has always been a cornerstone of our investment strategy, as evidenced by the fact that 99% of the debt securities are investment grade. The average rating of our debt securities is "AA", Standard & Poor's second highest credit quality rating.

Net investment income earned, after-tax, was $74 million in 2001, $76 million in 2000, and $75 million in 1999. Two primary factors affecting net investment income are cash flow available from operations and reinvestment rates available in the marketplace. Investment income earned for 2001 was negatively impacted by lower reinvestment rates, as well as lower returns on our investments in limited partnerships that are subject to market fluctuations (see Note 4 (j) to the Consolidated Financial Statements for additional discussion). Investment income from our limited partnerships decreased $3 million before tax during 2001 when compared to 2000 and increased $4 million in 2000 compared to 1999. Our overall after-tax investment yield was 4.1% in 2001, compared to 4.4% in 2000 and 4.3% in 1999.

In 2001, 2000 and 1999, we invested new cash primarily in taxable debt securities. In 1999, we sold $72 million in equity securities realizing a gain of $37 million. The proceeds were used primarily to buy corporate bonds. We strive to achieve the appropriate asset allocation in our portfolio to balance both investment and tax strategies.

We emphasize liquidity requirements in response to an unpredictable underwriting environment and the need to minimize the exposure to catastrophic events. To provide liquidity while maintaining consistent performance, maturities of debt securities are "laddered" so that some issues are always approaching maturity, thereby providing a source of predictable cash flow. To reduce sensitivity to interest rate fluctuations, we invest our debt portfolio primarily in intermediate-term debt securities. The average life of the portfolio at year-end 2001 was 4.9 years.

We will continue to follow our investment philosophy that has historically proven successful. The strategy is to continue to purchase debt securities in sectors that represent the most attractive relative value and maintain a moderate equity exposure. Managing investment risk by adhering to these strategies is intended to protect the interests of our stockholders as well as those of our policyholders and, at the same time, enhance our financial strength and underwriting capacity.

Debt Securities Quality Analysis 2001

Aaa/AAA	44%
Aa/AA	28%
A/A	21%
Baa/BBB	6%
Other	1%



Diversified Insurance Services

The Diversified Insurance Services businesses create a fee-based source of revenue that is not dependent on insurance underwriting cycles. These businesses are not capital intensive and strengthen our ability to develop new revenue streams in fast-growing markets. During 2001, our Diversified Insurance Services strategy further evolved, which led to a more refined focus on businesses that provide synergy with our agency force and create new opportunities for agents to bring added value services and products to their customers. This focus has led us to consolidate our Diversified Insurance Services operations into three core functions: flood insurance, managed care, and professional employer organization (PEO) services. The businesses fit into our business model in one of two ways: complementary (they share a common marketing or distribution system) or vertically (one company uses the other's products or services in its own product or supply output). The flood and PEO products are currently sold through our independent agent distribution channel, while our managed care businesses provide an integral service used by our claims operation, as well as by other insurance carriers. We continue to measure the performance of these companies in terms of revenue growth, results of operations, earnings before interest, taxes, depreciation and amortization (EBITDA) and returns on revenue.

The continuing operations of Diversified Insurance Services generated $70 million of revenue and $200,000 of net loss for 2001, compared to $58 million of revenue and $4 million of net income for 2000 and $30 million of revenue and $4 million of net income for 1999. EBITDA decreased 63% to $3 million for 2001, compared to $9 million in 2000 and $8 million for 1999. The segment's return on net revenue decreased to (0.3)% for 2001, compared to 6.3% for 2000 and 11.7% for 1999.

The PEO, Selective HR Solutions, Inc. (SHRS) provides human resource administration, including benefits, payroll and employee management services, and risk and compliance management products and services, including workers' compensation. A PEO, by the nature of its product package, provides a very high level of day-to-day services to its customers, which we believe will be attractive to small business owners, who can be easily accessed through existing relationships with our independent agents. The PEO generated decreases in current year Diversified Insurance Services profit, which was primarily driven by a $4 million workers' compensation reserve increase taken during the third quarter 2001, of which $1 million resulted from business written in the current year. This increase reflected the significant growth in worksite lives and higher than expected emergence of claims. This addition to loss reserves combined with variable and infrastructure costs resulted in a net loss of $4 million, compared to net income of $100,000 for 2000 and $600,000 for 1999.

Our managed care companies (Alta Services LLC, SelecTech, LLC, and Consumer Health Network Plus, LLC (CHN)) now operate under one integrated management team and provide workers' compensation and automobile medical claim services, third party administrative services and discounted access to the largest medical provider network in New Jersey while bearing no underwriting risks. Network expansion has been, and will continue to be a major initiative for our managed care program. During 2001 our medical provider network expanded from 50,000 to just under 60,000 locations in its initial three key operating territories (New Jersey, New York, and Connecticut). This expansion included the acquisition of a 1,200-location mental health network. In the future, our managed care medical provider network will focus on expanding into new states where we have a presence, starting with the Northeast area. Managed care revenues increased 27% to $19.1 million for 2001, compared to $15.0 million for 2000 and $7.8 million for 1999. Net income increased to $2.4 million, compared to $2.3 million for 2000 and $700,000 for 1999. The increases in 2001 were attributable to network and client expansion. The increases from 1999 to 2000 were primarily the result of the acquisition of CHN in July 1999.

Selective is a servicing carrier for the National Flood Insurance Program. Through this program, Selective is able to provide a market for flood insurance to over 4,000 agents across the country. As a servicing carrier, Selective bears no risk of policyholder loss since the program is fully reinsured by the federal government. During 2001, our flood operations experienced growth through the acquisition of two flood books of business from other insurance carriers as well as receiving an endorsement from the Independent Insurance Agents of America. This growth resulted in an increase in servicing fees in 2001 of 22% to $14.6 million, compared to $12.0 million for 2000 and $10.7 million for 1999. This increase in servicing revenues resulted in a corresponding increase in net income to $1.4 million for 2001, compared to $1.1 million for 2000 and $2.1 million for 1999. In September 1999, claims handling fees of $1.3 million from Hurricane Floyd generated additional net income for that year.

With the completion of the mobile claim and flood system software products, we felt it was time to begin pursuing the sale of our software development and administration business, PDA Software Services, Inc. (PDA), and thus have classified this business as a discontinued operation in our consolidated statements of income. PDA was purchased in 1998 as part of Selective's newly forming Diversified Insurance Services operation. At the time PDA was the outside vendor developing the aforementioned software products making it a good fit with our insurance-related businesses. Upon sale, we expect to realize a profit, as PDA will now be able to more freely market its insurance products outside the Selective umbrella.

The focus of the Diversified Insurance Services businesses continues to be revenue growth, geographic expansion and cross marketing opportunities. In 2002, we expect our Diversified Insurance Services businesses to grow by at least 12%, and generate an EBITDA return of 12%, which will produce a return on revenue of about 6%.

Federal Income Taxes

Our total federal income tax benefit increased $1 million in 2001 to a benefit of $3 million, with an effective tax rate of (11)%, compared to an effective tax rate of (7.5)% in 2000 and 15.3% in 1999. The benefit in 2001 and 2000 reflects lower taxable income for those years mainly due to decreased realized gains and increased underwriting losses. During 1999, an increase in the underwriting loss was offset by a comparable increase in realized gains keeping taxable income unchanged. Our effective tax rate differs from the federal corporate rate of 35% primarily as a result of tax-exempt investment income and the dividends received deduction.

We had a total net deferred tax asset at December 31, 2001 and 2000 of $9 million, compared to $16 million at December 31, 1999. Although there were increases in deferred policy acquisition costs from 2000 to 2001, they were offset by increases in alternative minimum tax credit carry forwards, leaving the total deferred tax asset relatively consistent from 2000 to 2001. Increases and decreases in the unrealized gains on the available-for-sale investment portfolio were the primary cause for the changes in the net deferred tax asset and liability from 1999 to 2000.

(in millions)	**2001**	2000	1999
Current taxable income/(loss)	**$(15.6)**	(11.4)	39.4
Pretax financial statement income	**23.7**	24.8	64.1
Net deferred tax asset	**9.4**	9.0	16.1

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. For a detailed discussion on the application of these and other accounting policies, see Note 1 to the Consolidated Financial Statements. Note that our preparation of this Annual Report requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Reserves for Losses and Loss Expenses

In accordance with industry practice, we maintain reserves for losses and loss expenses. These reserves are made up of both case reserves and reserves for claims incurred but not yet reported (IBNR). Case reserves result from a claim that has been reported to an insurance subsidiary and is estimated at the amount of ultimate payment. IBNR reserves are established based on generally accepted actuarial techniques. Such techniques assume that past experience, adjusted for the effects of current developments and anticipated trends, are an appropriate basis for predicting future events.

Reserves are reviewed for adequacy on a periodic basis. Based upon such reviews, we believe that the estimated reserves for losses and loss expenses are adequate to cover the ultimate cost of claims. The changes in these estimates, resulting from the continuous review process and the differences between estimates and ultimate payments, are reflected in the consolidated statements of income for the period in which such estimates are changed. We do not discount to present value that portion of our loss reserves expected to be paid in future periods.

Premium Revenue

Net premiums written equal direct premiums written, plus assumed premiums less ceded premiums. All three components of net premiums written are recognized in revenue over the period that coverage is provided. The vast majority of our net premiums written have a coverage period of twelve months. This means we record 1/12 of the net premiums written as earned premium each month, until the full amount is recognized. It should be noted that when premium rates increase, the effect of those increases will not immediately affect earned premium. Rather, those increases will be recognized ratably over the period of coverage. Unearned premiums and prepaid reinsurance premiums, which are recorded on the balance sheet, represent that portion of premiums written that are applicable to the unexpired terms of policies in force.

Financial Condition, Liquidity and Capital Resources

Selective Insurance Group, Inc. (Parent) is an insurance holding company whose principal assets are its investments in its insurance and Diversified Insurance Services subsidiaries. The Parent's primary means of meeting its liquidity requirements is through dividends from these subsidiaries. The payment of dividends from the insurance subsidiaries is governed by state regulatory requirements, and these dividends are generally payable only from earned surplus as reported in our statutory Annual Statements as of the preceding December 31. See Note 7 to the consolidated financial statements for additional discussion. Dividends from Diversified Insurance Services subsidiaries are restricted only by the operating needs of those subsidiaries.

The Parent's cash requirements include principal and interest payments on the various senior notes and subordinated debentures, dividends to stockholders and general operating expenses, as well as the cost of shares of common stock repurchased under our common stock repurchase program, which commenced in 1996. As of December 31, 2001, the Parent had repurchased under the program a total of 7.3 million shares at a total cost of approximately $140 million. During 2001, the Parent purchased 300,000 shares at a total cost of $7.5 million. On May 4, 2001, the Board of Directors extended the expiration date of the stock repurchase program to May 31, 2002. There are approximately 700,000 shares remaining under the current repurchase authorization of 8 million shares. In addition to these annual cash flow requirements, in 2000 the Parent paid $6 million in deferred purchase price for a 1999 subsidiary acquisition and $4 million in expenses related to a private placement financing.

The Parent generates cash from the sale of its common stock under various stock plans, the dividend reinvestment program, and from investment income, all of which approximated $9 million and reduces the Parent's annual cash requirements from $37 million annually to $28 million. As discussed in Note 3 to the consolidated financial statements, the Parent is in the process of selling its software development and program administration operation, PDA. The Parent expects to sell this entity at a profit, which will produce a cash inflow during 2002.

Growth in the Diversified Insurance Services segment has augmented consolidated cash flows from operations by generating $4 million in 2001, compared to $10 million in 2000 and $3 million in 1999. This cash flows unencumbered to the Parent. Based upon the 2001 statutory financial statements, the insurance subsidiaries are permitted to pay the Parent in 2002 ordinary dividends in the aggregate amount of $52 million. There can be no assurance that the insurance subsidiaries will be able to pay dividends to the Parent in the future in an amount sufficient to enable the Parent to meet its liquidity requirements. For additional information regarding regulatory limitations on the payment of dividends by the insurance subsidiaries to the Parent and amounts available for the payment of such dividends, see Note 7 to the consolidated financial statements. Dividends to stockholders are declared and paid at the discretion of the Board based upon the Company's operating results, financial condition, capital requirements, contractual restrictions and other relevant factors. The Parent has paid regular quarterly cash dividends to its stockholders for 73 consecutive years and currently plans to continue to pay quarterly cash dividends. For information regarding restrictions on the Parent's ability to pay dividends to its stockholders, see Note 5(b) to the consolidated financial statements.

In addition to the cash requirements of the Parent, our operating obligations and cash outflow include: claim settlements; commissions; labor costs; premium taxes; general and administrative expenses; investment purchases; and capital expenditures. The insurance subsidiaries satisfy their obligations and cash outflow through premium collections, interest and dividend income and maturities of investments.

Cash provided by operating activities amounted to $53 million in 2001, and $64 million in both 2000 and 1999. Cash generated by the Diversified Insurance Services subsidiaries decreased $7 million due primarily to timing differences in payroll cycles in the PEO. Underwriting cash flow remained consistent with 2000.

Since cash inflow from premiums is received in advance of cash outflow required to settle claims, we accumulate funds that we invest. At December 31, 2001 and 2000, we had $1.8 billion in investments compared to $1.7 billion in 1999. Our investment program is structured with staggered maturities so that liquidation of available-for-sale debt securities should not be necessary in the ordinary course of business.

Total assets increased 4%, or $111 million, from December 31, 2000 to December 31, 2001. This increase was primarily due to: (i) an increase in total investments of $36 million resulting from an increase of $16 million in pre-tax unrealized gains in the available for sale debt portfolio, as well as additional purchases of debt securities; (ii) a 10% increase in premium receivables of $29 million corresponding with the net written premium growth for fourth quarter 2001 when compared to fourth quarter 2000; (iii) a 15% increase in reinsurance recoverables on unpaid losses and loss expenses of $24 million due to advance receipt of payments for ceded losses in 2000; and (iv) an 11% increase in deferred policy acquisition costs of $13 million corresponding with the net written premium growth for the year.

The rise in total liabilities of $98 million, or 5%, from December 31, 2000 to December 31, 2001, was primarily attributable to an increase in unearned premium reserve of 11%, or $49 million and our loss reserves of 4%, or $46 million both due to growth in net premiums written over the year 2000.

Our future cash payments associated with contractual obligations pursuant to operating leases for office space and equipment, convertible subordinated debentures and notes payable as of December 31, 2001 are summarized below:

Contractual obligations

(in millions)	Total	1 year or less	2-3 years	4-5 years	After 5 years
Operating leases	$ 23.1	7.4	7.6	5.5	2.6
Convertible subordinated debentures	3.8	1.3	2.5	—	—
Notes payable	152.6	7.1	48.0	42.3	55.2
Total	$179.5	15.8	58.1	47.8	57.8

We fully expect to have the capacity to repay and/or refinance these obligations as they come due.

We currently have revolving lines of credit amounting to $50 million available, under which no balances are outstanding as of either December 31, 2001 or 2000. See Note 5(c) to the Consolidated Financial Statements for more information. We have issued no guarantees on behalf of others and have no trading activities involving non-exchange traded contracts accounted for at fair value. We have no material transactions with related parties other than those disclosed in the Note 16 to the Consolidated Financial Statements.

We currently have no off-balance sheet obligations other than operating leases for office space and equipment. See Note 17(b) to the Consolidated Financial Statements for more information.

We are subject to financial strength ratings produced by external rating agencies. The principal agencies that cover the property and casualty industry are: A.M. Best Company (A.M. Best), Standard & Poor's Rating Services (S&P) and Moody's Investor Service (Moody's). We believe our ability to write business is most influenced by our rating from A.M Best. We are currently rated "A+" (Superior) by A.M. Best, which is their second highest of fifteen ratings. A rating below "A" from A.M. Best, could materially adversely effect the business we write. We believe that ratings from S&P or Moody's, although important, have less of an impact on our business. However, an unfavorable change in either of these ratings could make it more expensive for us to access capital markets and would increase the interest rate charged to us under our current lines of credit.

Insurance Regulation

On June 1, 2000, federal regulators issued final regulations implementing the provisions of the Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act (the "Act"), governing the privacy of consumer financial information. The regulations became effective on November 13, 2000, and the date for compliance with the regulations was July 1, 2001. The regulations limit disclosure by financial institutions of "nonpublic personal information" about individuals who obtain financial products or services for personal, family, or household purposes. The Act and the regulations generally apply to disclosures to nonaffiliated third parties, subject to specified exceptions, but not to disclosures to affiliates. Many states in which we operate have adopted laws that are at least as restrictive as the Act and the regulations. This is an evolving area of regulation requiring our continued monitoring.

Effective January 1, 2001, we adopted a codified set of statutory accounting principles as required by the National Association of Insurance Commissioners. The changes to the statutory accounting principles reduce the differences within statutory accounting permitted practices between states. The adoption of the codified statutory accounting principles had minimal impact to the Risk Based Capital ratios for the insurance subsidiaries and did not significantly impact the dividend paying capabilities of the insurance subsidiaries. Codification led to an increase in combined statutory surplus of $43 million.

While we believe we are in compliance with all currently effective and applicable laws affecting our operations, we cannot currently quantify the financial impact we will incur to satisfy revised or additional regulatory requirements that may be imposed in the future.

Diversified Insurance Services Regulation

The companies of our Diversified Insurance Services segment are subject to varying degrees of regulation.

SHRS is a professional employer organization (PEO). In this capacity, it is a co-employer for its clients. As a co-employer, federal, state and local laws relating to labor, tax and employment matters affect SHRS. By contracting with its clients and creating a co-employer relationship with employees assigned to work at client company locations, SHRS assumes certain contractual obligations, legal obligations and responsibilities of an employer under these laws. Many of these laws do not specifically address the obligations and responsibilities of co-employers such as PEOs. If these laws, such as the Employee Retirement Income Security Act, and federal and state employment laws and tax laws, are ultimately applied to a PEO's co-employer relationship with their work-site employees, they could have a material adverse effect on SHRS's results of operations or financial condition.

Some states in which SHRS operates have passed licensing or registration requirements for PEOs. These regulatory laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs.

Alta and CHN, operate as a managed care organization (MCO) and/or a preferred provider organization (PPO) and are subject to laws and/or regulations in some states where they do business, which require them to be licensed to operate as an MCO or a PPO.

In New Jersey, a state from which both Alta and CHN derive substantial revenue, regulations implementing the Health Care Quality Act may deem insured health benefit plans who contract with PPOs to be Managed Care Plans. Managed Care Plans may be required, through PPO contracts, to provide enrollees with information regarding the plan and the network and also to afford providers with certain protections. We are not currently required to comply with these regulations. If this changes in the future, it may require additional expenditure to achieve compliance, which would not be material to our consolidated results of operations or financial condition.

Alta and CHN are also affected by both federal and state laws regarding privacy of medical records and patient privacy. This is an evolving area of regulation requiring us to continually monitor and review our operations.

While SHRS, Alta and CHN believe they are currently in compliance with all laws and regulations affecting their operations, there can be no assurance that, in the future, they will be able to satisfy new or revised licensing and regulatory requirements.

SelecTech is overseen by Alta and provides third-party administrative services to self-insured accounts. SelecTech also works closely with SRM to assist businesses and government entities looking for customized insurance products and services. When operating as an insurance adjuster, SelecTech is subject to the laws and/or regulations in some of the states in which it does business, which require it to be licensed as an adjuster.

PDA provides insurance software development and processing services to public and private sector organizations. FloodConnect provides enhanced third-party administration for carriers who participate in the federal "Write Your Own" (WYO) flood insurance program and services flood insurance policies written through the WYO program countrywide.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of potential loss in fair value arising from adverse fluctuations in interest rates, market rates and prices, foreign currency exchange rates, and other relevant market rate or price changes. The following is a discussion of the Company's primary market risk exposures and how they were being managed as of December 31, 2001. Our market risk sensitive instruments are for other than trading purposes.

Our investment policy is conservative with the long-term objective of maximizing after-tax yield while providing liquidity and preserving assets and stockholders' equity. The current investment mix is 85% debt securities, 14% equity securities and 1% short-term investments. We have no direct exposure to commodity risks and minimal exposure to foreign exchange risk.

To reduce the sensitivity of interest rate fluctuations, we invest our debt portfolio primarily in intermediate-term debt securities. At December 31, 2001, 93% of the portfolio was ten years or less to maturity, and the average life was 4.9 years.

Our portfolio of marketable equity securities is exposed to equity price risk arising from potential volatility in equity market prices. We attempt to minimize the exposure to equity price risk by maintaining a diversified portfolio limiting concentrations in any one company or industry.

For our investment portfolio, there were no significant changes in our primary market risk exposures or in how those exposures are managed compared to the year ended December 31, 2000. We do not currently anticipate significant changes in our primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

We utilize sensitivity analysis to measure the potential loss in future earnings, fair values or cash flows of market sensitive instruments. The sensitivity analysis hypothetically assumes: (i) a parallel 200 basis point shift in interest rates up and down in 100 basis point increments; and (ii) a 20% change in equity prices up and down in 10% increments at December 31, 2001 and 2000.

In the analysis, we include investments in debt securities and investments in equity securities. The primary market risk to the Company's market sensitive instruments is interest rate risk and equity price risk.

This analysis is not intended to provide a precise forecast of the effect of changes in market interest rates and equity prices on our income or stockholders' equity. Further, the calculations do not take into account any actions we may take in response to market fluctuations.

The following table presents the sensitivity analysis of each component of market risk as of December 31, 2001 and 2000. Dollar amounts are in millions.

2001 Interest Rate Shift in Basis Points	-200	-100	0	100	200
Market value of debt security portfolio	**$1,682.6**	**$1,615.9**	**$1,552.5**	**$1,491.9**	**$1,433.8**
Market value change from base (%)	**8.4%**	**4.1%**	**0.0%**	**(3.9)%**	**(7.7)%**

2000 Interest Rate Shift in Basis Points	-200	-100	0	100	200
Market value of debt security portfolio	$1,550.8	$1,491.2	$1,433.8	$1,378.0	$1,324.7
Market value change from base (%)	8.2%	4.0%	0.0%	(3.9)%	(7.6)%

2001 Change in Equity Values in Percent	-20%	-10%	0%	10%	20%
Market value of equity portfolio	**$187.0**	**$210.3**	**$233.7**	**$257.1**	**$280.4**

2000 Change in Equity Values in Percent	-20%	-10%	0%	10%	20%
Market value of equity portfolio	$191.7	$215.6	$239.6	$263.6	$287.5

The Board of Directors and Stockholders
Selective Insurance Group, Inc.

We have audited the accompanying consolidated balance sheets of Selective Insurance Group, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Selective Insurance Group, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
February 6, 2002

Consolidated Balance Sheets

December 31, *(in thousands, except share amounts)*	2001	2000
Assets		
Investments:		
Debt securities, held-to-maturity—at amortized cost (fair value: $182,554—2001; $231,057—2000)	$ 175,453	225,177
Debt securities, available-for-sale—at fair value (amortized cost: $1,335,656—2001; $1,184,698—2000)	1,369,965	1,202,758
Equity securities, available-for-sale—at fair value (cost: $117,186—2001; $104,830—2000)	233,703	239,578
Short-term investments (at cost which approximates fair value)	19,155	95,908
Other investments	15,033	13,642
Total investments (Note 4)	1,813,309	1,777,063
Cash	7,295	8,759
Interest and dividends due or accrued	23,073	22,808
Premiums receivable, net of allowance for uncollectible accounts of: $3,633—2001; $5,204—2000	320,741	291,932
Other trade receivables, net of allowance for uncollectible accounts of: $666—2001; $867—2000	29,491	24,915
Reinsurance recoverable on paid losses and loss expenses	14,405	9,332
Reinsurance recoverable on unpaid losses and loss expenses (Note 6)	184,486	160,869
Prepaid reinsurance premiums	39,932	33,097
Current federal income tax	5,945	1,681
Deferred federal income tax (Note 19)	9,416	8,971
Real estate, furniture, equipment and software development—at cost, net of accumulated depreciation and amortization of: $68,926—2001; $61,024—2000	55,363	57,820
Deferred policy acquisition costs (Note 1f)	131,651	118,413
Goodwill, net of accumulated amortization of: $14,006—2001; $10,655—2000	46,495	49,338
Other assets	20,717	25,905
Total assets	$2,702,319	2,590,903
Liabilities and Stockholders' Equity		
Liabilities:		
Reserve for losses (Note 14)	$1,145,573	1,099,929
Reserve for loss expenses (Note 14)	170,740	172,727
Unearned premiums	485,713	436,506
Convertible subordinated debentures	3,790	3,848
Notes payable (Note 5)	152,643	159,786
Other liabilities	152,700	140,310
Total liabilities	2,111,159	2,013,106
Stockholders' Equity:		
Preferred stock of $0 par value per share:		
Authorized shares: 5,000,000; no shares issued or outstanding		
Common stock of $2 par value per share:		
Authorized shares: 180,000,000 Issued: 39,588,746—2001; 38,783,742—2000	79,177	77,568
Additional paid-in capital	77,126	63,074
Retained earnings	536,188	525,669
Accumulated other comprehensive income	98,037	99,325
Treasury stock—at cost (shares: 14,056,403—2001 13,577,266—2000)	(192,284)	(181,552)
Deferred compensation expense and notes receivable from stock sales	(7,084)	(6,287)
Total stockholders' equity	591,160	577,797
Commitments and contingencies (Notes 6 and 17)		
Total liabilities and stockholders' equity	$2,702,319	2,590,903

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Year ended December 31, *(in thousands, except per share amounts)*	2001	2000	1999
Revenues:			
Net premiums written	$ 925,420	843,604	811,677
Net (increase) in unearned premiums and prepaid reinsurance premiums	(42,372)	(22,339)	(12,612)
Net premiums earned	883,048	821,265	799,065
Net investment income earned	96,767	99,495	96,531
Net realized gains	6,816	4,191	29,377
Diversified insurance services revenue	69,626	57,527	29,764
Other income	2,763	3,739	3,142
Total revenues	1,059,020	986,217	957,879
Expenses:			
Losses incurred	567,778	541,487	517,700
Loss expenses incurred	88,106	72,579	74,515
Policy acquisition costs	277,897	261,540	254,744
Dividends to policyholders	8,275	7,670	6,682
Interest expense	14,526	13,745	9,460
Diversified insurance services expenses	70,053	52,018	24,341
Other expenses	8,687	12,352	6,383
Total expenses	1,035,322	961,391	893,825
Income from continuing operations before federal income tax	23,698	24,826	64,054
Federal income tax expense (benefit):			
Current	(1,874)	3,233	12,882
Deferred	(746)	(5,093)	(3,069)
Total federal income tax expense (benefit)	(2,620)	(1,860)	9,813
Loss from discontinued operations net of tax: ($(234)—2001; $(130)—2000; $(123)—1999)	(625)	(151)	(524)
Net income	$ 25,693	26,535	53,717
Earnings per share:			
Basic net income from continuing operations	$ 1.07	1.07	2.00
Basic net loss from discontinued operations	(0.02)	—	(0.02)
Basic net income	$ 1.05	1.07	1.98
Diluted net income from continuing operations	$ 1.00	1.01	1.88
Diluted net (loss) from discontinued operations	(0.02)	—	(0.01)
Diluted net income	$ 0.98	1.01	1.87

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Year ended December 31, *(in thousands, except per share amounts)*	2001		2000		1999	
Common stock:						
Beginning of year	$ 77,568		75,929		74,833	
Dividend reinvestment plan (shares: 47,672—2001; 63,928—2000; 64,952—1999)	95		128		130	
Convertible subordinated debentures (shares: 8,190—2001; 326,122—2000; 8,752—1999)	16		652		17	
Stock purchase and compensation plans (shares: 749,142—2001; 429,287—2000; 474,464—1999)	1,498		859		949	
End of year	79,177		77,568		75,929	
Additional paid-in capital:						
Beginning of year	63,074		53,470		45,449	
Dividend reinvestment plan	1,043		1,017		1,057	
Convertible subordinated debentures	41		1,629		35	
Stock purchase and compensation plans	12,968		6,958		6,929	
End of year	77,126		63,074		53,470	
Retained earnings:						
Beginning of year	525,669		514,477		477,118	
Net income	25,693	25,693	26,535	26,535	53,717	53,717
Cash dividends to stockholders ($0.60 per share—2001; $0.60 per share—2000; $0.59 per share—1999)	(15,174)		(15,343)		(16,358)	
End of year	536,188		525,669		514,477	
Accumulated other comprehensive income:						
Beginning of year	99,325		76,694		114,323	
Other comprehensive income/(loss)-increase/(decrease) in net unrealized gains on available-for-sale securities, net of deferred income tax effect	(1,288)	(1,288)	22,631	22,631	(37,629)	(37,629)
End of year	98,037		99,325		76,694	
Comprehensive income		24,405		49,166		16,088
Treasury stock:						
Beginning of year	(181,552)		(143,875)		(97,990)	
Acquisition of treasury stock (shares: 479,137—2001; 2,170,544—2000; 2,514,387—1999)	(10,732)		(37,677)		(45,885)	
End of year	(192,284)		(181,552)		(143,875)	
Deferred compensation expense and notes receivable from stock sales:						
Beginning of year	(6,287)		(6,731)		(6,150)	
Deferred compensation expense	(3,845)		(3,156)		(3,418)	
Amortization of deferred compensation expense and amounts received on notes	3,048		3,600		2,837	
End of year	(7,084)		(6,287)		(6,731)	
Total stockholders' equity	$ 591,160		577,797		569,964	

The Company also has authorized, but not issued, 5,000,000 shares of preferred stock without par value of which 300,000 shares have been designated Series A junior preferred stock without par value.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended December 31, *(in thousands)*	2001	2000	1999
Operating Activities			
Net income	$ 25,693	26,535	53,717
Adjustments to reconcile net income to net cash provided by operating activities:			
Increase in reserves for losses and loss expenses, net of reinsurance recoverable on unpaid losses and loss expenses	20,040	30,023	28,943
Net increase in unearned premiums and prepaid reinsurance premiums	42,372	22,339	12,612
Increase in net federal income tax recoverable	(4,016)	(2,292)	(7,520)
Depreciation and amortization	15,251	15,247	13,044
Increase in premiums receivable	(28,809)	(43,022)	(30,683)
(Increase) decrease in other trade receivables	(4,576)	(9,427)	2,950
(Increase) decrease in deferred policy acquisition costs	(13,238)	(9,318)	679
(Increase) decrease in interest and dividends due or accrued	(265)	737	(1,008)
(Increase) decrease in reinsurance recoverable on paid losses and loss expenses	(5,073)	465	1,698
Net realized (gains)	(6,816)	(4,191)	(29,377)
Other—net	12,120	37,172	18,752
Net adjustments	26,990	37,733	10,090
Net cash provided by operating activities	52,683	64,268	63,807
Investing Activities			
Purchase of debt securities, available-for-sale	(326,099)	(157,685)	(314,283)
Purchase of equity securities, available-for-sale	(62,619)	(25,384)	(14,948)
Purchase of other investments	(1,462)	(4,406)	(111)
Purchase of Selective HR Solutions, Inc. (net of cash acquired of $1,127)	(97)	(5,994)	(23,015)
Purchase of Consumer Health Network Plus, LLC	—	(2)	(6,010)
Purchase of PDA Software Services, Inc. (net of cash acquired of $356)	—	—	(258)
Sale of debt securities, available-for-sale	45,221	21,629	132,680
Redemption and maturities of debt securities, held-to-maturity	49,807	46,183	87,053
Redemption and maturities of debt securities, available-for-sale	131,174	90,818	66,787
Sale of equity securities, available-for-sale	56,376	42,506	71,615
Proceeds from other investments	71	6,727	235
Increase (decrease) in net payable from security transactions	4,800	(2,304)	(13,414)
Net additions to real estate, furniture, equipment and software development	(6,824)	(12,003)	(10,908)
Net cash (used in) provided by investing activities	(109,652)	85	(24,577)
Financing Activities			
Dividends to stockholders	(15,174)	(15,343)	(16,358)
Acquisition of treasury stock	(10,732)	(37,677)	(45,885)
Net proceeds from notes payable	—	88,440	—
Principal payment of notes payable	(7,143)	(7,143)	(7,143)
Proceeds from short-term debt	—	40,200	111,840
Paydown of short-term debt	—	(91,502)	(88,825)
Net proceeds from issuance of common stock	15,604	8,962	9,066
Increase in deferred compensation expense and amounts received on notes receivable from stock sales	(3,803)	(3,018)	(3,366)
Net cash used in financing activities	(21,248)	(17,081)	(40,671)
Net (decrease) increase in short-term investments and cash	(78,217)	47,272	(1,441)
Short-term investments and cash at beginning of year	104,667	57,395	58,836
Short-term investments and cash at end of year	$ 26,450	104,667	57,395

See accompanying notes to consolidated financial statements.

December 31, 2001, 2000, and 1999

Note 1 Summary of Significant Accounting Policies

(a) Consolidation Policy

The consolidated financial statements include the accounts of Selective Insurance Group, Inc. (Selective) and its subsidiaries (collectively, the "Company") and have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). All material intercompany accounts and transactions have been eliminated.

(b) Investments

Held-to-maturity debt securities are carried at amortized cost, which is calculated using the scientific method, because management has the ability and intent to hold such securities until maturity. Available-for-sale securities are carried at fair value. Net unrealized gains and losses on held-to-maturity debt securities are not reflected in accumulated other comprehensive income. Net unrealized gains and losses on available-for-sale securities, net of deferred income tax effect, are included as a separate component of accumulated other comprehensive income. No material investments of the Company were non-income producing for the years ended December 31, 2001 and 2000.

Realized gains and losses are determined on the basis of the cost of specific investments sold and are credited or charged to income. In the event that a decline in fair value of an investment is considered to be other than temporary, such investments are written down to their fair value and the amount of the write-down is included in realized losses. Realized losses from investment write downs were $1.4 million for 2001, $1.0 million for 2000 and none for 1999.

(c) Reinsurance

The Company records its ceded reinsurance transactions on a gross basis which results in reinsurance recoverables on losses and loss expenses and ceded unearned premiums (prepaid reinsurance premiums). The Company also discloses reinsurance amounts for ceded premiums written and earned and ceded losses and loss expenses incurred.

(d) Stock-Based Compensation

The Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123) establishes financial accounting and reporting standards for stock-based compensation plans. As permitted by FAS 123, the Company uses the accounting method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) to account for its stock-based compensation plans. Companies using APB 25 are required to make pro forma footnote disclosures of net income and earnings per share as if the fair value method of accounting, as defined in FAS 123, had been applied. See Note 11 for more information.

(e) Real Estate, Furniture, Equipment and Software Development

The value of real estate, furniture and equipment is stated at cost less accumulated depreciation. Provisions for depreciation are computed using the straight-line method over the estimated useful lives of the assets, which range from three to forty years for financial statement purposes and the straight-line method and various accelerated methods for federal income tax purposes. The Company capitalizes the costs of computer software developed or obtained for internal use in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). As a result of SOP 98-1, the Company capitalized $2.8 million for 2001 and $4.5 million for 2000, which are amortized using the straight-line method over estimated useful lives of the systems being developed that range from four to ten years.

(f) Deferred Policy Acquisition Costs

Policy acquisition costs are directly related to the writing of an insurance policy and are deferred and amortized over the life of the policies in order to facilitate a matching of revenues and expenses. These costs include labor costs, commissions, premium taxes and assessments, boards, bureaus and dues, travel, and other underwriting expenses incurred in the acquisition of premium. The deferred policy acquisition costs are limited to the sum of unearned premiums and anticipated investment income less anticipated losses and loss expenses, policyholder dividends and other expenses for maintenance of policies in force. Deferred policy acquisition costs amortized to expense were $257.2 million for 2001, $235.4 million for 2000 and $231.9 million for 1999. The investment yields assumed for each reporting period, which are based upon the Company's actual average investment yield, before-tax, were 5.4% for 2001, 5.8% for 2000 and 5.6% for 1999.

(g) Goodwill

Goodwill resulting from business acquisitions represents the excess of cost over fair value of assets acquired and is being amortized over estimated useful lives, which range between nine and twenty years, using the straight-line method. Amortization expense, which is included in other expense, was $3.3 million for 2001, $3.1 million for 2000 and $2.0 million for 1999. Periodically, the Company reviews intangible assets for impairment, a situation where the fair value of the assets is less than the carrying value. There have been no impairments for 2001, 2000 and 1999. See Note 2 for further discussion of goodwill amortization.

(h) Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported financial statement balances, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(i) Reserves for Losses and Loss Expenses

In accordance with industry practice, the Company maintains reserves for losses and loss expenses. These reserves are made up of both case reserves and reserves for claims incurred but not yet reported (IBNR). Case reserves result from a claim that has been reported to an insurance subsidiary and are estimated at the amount of ultimate payment. Additional IBNR reserves are established based on generally accepted actuarial techniques. Such techniques assume that past experience, adjusted for the effects of current developments and anticipated trends, are an appropriate basis for predicting future events.

The internal assumptions considered by the Company in the estimation of the IBNR amounts for both environmental and non-environmental reserves at the Company's reporting dates are based on: (i) an analysis of both paid and incurred loss and loss expense development trends; (ii) an analysis of both paid and incurred claim count development trends; (iii) the exposure estimates for reported claims; (iv) recent development on exposure estimates with respect to individual large claims and the aggregate of all claims; (v) the rate at which new environmental claims are being reported; and (vi) patterns of events observed by claims personnel or reported to them by defense counsel. External factors identified by the Company in the estimation of IBNR for both environmental and non-environmental IBNR reserves include: legislative enactments, judicial decisions, legal developments in the determination of liability and the imposition of damages, and trends in general economic conditions, including the effects of inflation. Adjustments to IBNR are made periodically to take into account changes in the volume of business written, claims frequency and severity, the mix of business, claims processing and other items as described that are expected by management to affect the Company's reserves for losses and loss expenses over time.

By using both individual estimates of reported claims and generally accepted actuarial reserving techniques, the Company estimates the ultimate net liability for losses and loss expenses. While the ultimate actual liability may be higher or lower than reserves established, the Company believes the reserves to be adequate. Any changes in the liability estimate may be material to the results of operations in future periods. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods; however, the loss reserves include anticipated recoveries for salvage and subrogation claims. Such salvage and subrogation amounted to $37.6 million for 2001 and $38.1 million for 2000.

Reserves are reviewed for adequacy on a periodic basis. When reviewing reserves, the Company analyzes historical data and estimates the impact of various factors such as: (i) per claim information; (ii) Company and industry historical loss experience; (iii) legislative enactments, judicial decisions, legal developments in the imposition of damages, and changes in political attitudes; and (iv) trends in general economic conditions, including the effects of inflation. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves because the eventual deficiency or redundancy is affected by many factors. Based upon such reviews, the Company believes that the estimated reserves for losses and loss expenses are adequate to cover the ultimate cost of claims. The changes in these estimates, resulting from the continuous review process and the differences between estimates and ultimate payments, are reflected in the consolidated statements of income for the period in which such estimates are changed.

(j) Premium Revenue

Net premiums written include direct writings plus reinsurance assumed and estimates of premiums earned but unbilled on the workers' compensation and general liability lines of insurance, less reinsurance ceded. Premiums written are recognized as revenue over the period that coverage is provided using the semi-monthly pro rata method. Unearned premiums and prepaid reinsurance premiums represent that portion of premiums written that are applicable to the unexpired terms of policies in force.

(k) Federal Income Tax

The Company uses the asset and liability method of accounting for income taxes. Deferred federal income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax basis of the Company's assets and liabilities, as well as tax on net unrealized gains or losses on available-for-sale securities. A valuation allowance is established when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of enactment.

(l) Statement of Cash Flows

Short-term investments are comprised of highly liquid investments that are readily convertible into known amounts of cash. Such investments have maturities of 90 days or less from the date of purchase. The Company's cash paid during the year for interest and federal income taxes, non-cash investing and financing activities were as follows:

(in thousands)	**2001**	2000	1999
Cash paid during the year for:			
Interest	**$ 14,236**	12,536	9,995
Federal income tax	**—**	304	17,229
Non-cash investing activity:			
Acquisitions:			
Fair value of assets acquired	**606**	6,473	44,571
Cash paid or stock issued	**(97)**	(5,996)	(30,152)
Liabilities assumed	**509**	477	14,419
Non-cash financing activity:			
Conversion of convertible subordinated debentures	**$ 58**	2,309	62

(m) Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

(1) Investment Securities: Fair values for held-to-maturity debt securities are based on quoted market prices where available, or from independent pricing services. The fair values of available-for-sale debt and equity securities, which also represent their carrying amounts, are based on quoted market prices. Other investments are carried at either cost or the equity method, which approximates fair value.

(2) Indebtedness: The fair value of the convertible subordinated debentures is based on quoted market prices. The fair values of the 7.84% Senior Notes due November 15, 2002, the 8.77% Senior Notes due August 1, 2005, the 8.63% Senior Notes due May 4, 2007, and the 8.87% Senior Notes due May 4, 2010 were estimated using a cash flow analysis based upon the Company's current incremental borrowing rate for the remaining term of the loan.

See Note 20 for a summary table of the fair value and related carrying amounts of financial instruments.

(n) Newly Adopted Accounting Policies

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144). FAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets that are to be held and used, disposed of other than by sale, and disposed of by sale. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of this Statement generally are to be applied prospectively. We early adopted FAS 144 for the accounting of our discontinued operation, and it did not have a material impact on the Company's results of operations or financial condition. See Note 3 for further discussion of discontinued operations.

(o) Reclassifications

Certain amounts in the Company's prior years' consolidated financial statements and related footnotes have been reclassified to conform with the 2001 presentation. Such reclassification had no effect on the Company's net income or stockholders' equity.

Note 2 Pending Accounting Pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 addresses the initial recognition and measurement of goodwill and other intangible assets. FAS 142 changes the accounting for goodwill and intangible assets that have indefinite useful lives from an amortization approach to an impairment-only approach that requires those assets to be tested at least annually for impairment. FAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001 and is required to be applied at the beginning of an entity's fiscal year. The statement is to be applied to all goodwill and other intangible assets recognized in an entity's financial statements at that date. Impairment losses that arise due to the initial application of FAS 142 (resulting from an impairment test) are to be reported as a change in accounting principle. Goodwill amortization expense, after-tax, which is included in other expenses on the income statement and the Diversified Insurance Services segment, was $3.3 million for 2001, $3.1 million for 2000 and $2.0 million for 1999. We will adopt FAS 142 for the fiscal year beginning January 1, 2002 and anticipate the impact will be the elimination of these amortization expense charges.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. We do not anticipate the adoption of this statement to have a material effect on the Company's results of operations or financial condition.

Note 3 Discontinued Operations

In December 2001, the Company's management adopted a plan to divest itself of its 100% ownership interest in PDA Software Services, Inc. (PDA). PDA was purchased in 1998 as part of the Company's newly forming Diversified Insurance Services segment under which its results have historically been reported in accordance with FAS 131, "Disclosures about Segments of an Enterprise and Related Information." At the time, PDA was the outside vendor developing the Company's mobile claim and flood system software products. These development projects made it a good fit with the insurance-related businesses and gave the Company the potential future opportunity to recapture some of its development costs by re-selling the system to other insurance carriers. As the Company's Diversified Insurance Services strategy evolved, the focus was realigned on businesses that provide synergy with, and create new opportunities for the Company's agency force, bringing added value products and services to their customers. With this more defined focus, and the completed implementation of the Company's claims and flood systems, the Company adopted a plan to sell PDA by the end of the second quarter of 2002.

At December 31, 2001, PDA's assets were $14.5 million and liabilities were $9.6 million. The Company expects to realize a gain from the sale, especially as PDA will now be able to more freely market its insurance products outside of the Company. The Company has restated its prior financial statements to present the operating results of PDA as a discontinued operation. Operating results from discontinued operations are as follows:

(in thousands)	**2001**	2000	1999
Net revenue	**$18,001**	18,536	16,887
Pre-tax loss	**(859)**	(281)	(647)
After-tax loss	**(625)**	(151)	(524)

Note 4 Investments

(a) The components of net investment income earned are as follows:

(in thousands)	2001	2000	1999
Debt securities	$ 91,140	88,559	88,800
Equity securities	3,495	4,979	6,146
Short-term investments	1,996	2,773	1,624
Other investments	1,880	4,750	1,317
	98,511	101,061	97,887
Investment expenses	(1,744)	(1,566)	(1,356)
Net investment income earned	$ 96,767	99,495	96,531

(b) Net unrealized gains on held-to-maturity debt securities are as follows:

(in thousands)	2001	2000	1999
Net unrealized gains	$ 7,101	5,880	220
Increase (decrease) in net unrealized gains	$ 1,221	5,660	(14,579)

(c) Net unrealized gains (losses) on available-for-sale securities are as follows:

(in thousands)	2001	2000	1999
Debt securities	$ 34,309	18,060	(18,381)
Equity securities	116,517	134,748	136,372
Total net unrealized gains	150,826	152,808	117,991
Deferred income tax expense	(52,789)	(53,483)	(41,297)
Net unrealized gains net of deferred income tax	98,037	99,325	76,694
Increase (decrease) in net unrealized gains, net of deferred income tax	$ (1,288)	22,631	(37,629)

(d) The amortized cost, estimated fair values and gross unrealized gains (losses) of held-to-maturity debt securities at December 31, 2001 and 2000, respectively, are as follows:

	Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value	
(in thousands)	2001	2000	2001	2000	2001	2000	2001	2000
U.S. government and government agencies	$ 2,120	2,136	73	8	-	-	2,193	2,144
Obligations of states and political subdivisions	164,029	207,415	6,793	5,758	(50)	(146)	170,772	213,027
Mortgage-backed securities	9,304	15,626	285	260	-	-	9,589	15,886
Total held-to-maturity debt securities	$ 175,453	225,177	7,151	6,026	(50)	(146)	182,554	231,057

(e) The cost/amortized cost, estimated fair values and gross unrealized gains (losses) of available-for-sale securities at December 31, 2001 and 2000, respectively, are as follows:

	Cost/Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value	
(in thousands)	2001	2000	2001	2000	2001	2000	2001	2000
U.S. government and government agencies	$ 124,046	94,572	4,509	2,929	(996)	(48)	127,559	97,453
Obligations of states and political subdivisions	489,241	445,666	17,454	12,053	(1,072)	(775)	505,623	456,944
Corporate securities	576,626	544,044	19,169	10,274	(8,908)	(8,826)	586,887	545,492
Asset-backed securities	6,827	10,716	20	28	(313)	(258)	6,534	10,486
Mortgage-backed securities	138,916	89,700	4,497	2,693	(51)	(10)	143,362	92,383
Available-for-sale debt securities	1,335,656	1,184,698	45,649	27,977	(11,340)	(9,917)	1,369,965	1,202,758
Available-for-sale equity securities	117,186	104,830	117,801	138,093	(1,284)	(3,345)	233,703	239,578
Total available-for-sale securities	$ 1,452,842	1,289,528	163,450	166,070	(12,624)	(13,262)	1,603,668	1,442,336

(f) Realized gains (losses) are as follows:

(in thousands)	2001	2000	1999
Held-to-maturity debt securities,			
Gains	$ 74	8	102
Available-for-sale debt securities,			
Gains	2,727	197	53
Losses	(2,098)	(2,340)	(7,312)
Available-for-sale equity securities,			
Gains	12,231	11,039	43,295
Losses	(6,118)	(4,713)	(6,761)
Net realized gains	$ 6,816	4,191	29,377

Proceeds from sales of available for sale securities were $232.8 million during 2001, $155.0 million during 2000, and $271.1 million during 1999.

(g) The amortized cost and estimated fair value of debt securities at December 31, 2001, by contractual maturity are shown below. Mortgage-backed securities are included in the maturity tables using the estimated average life. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Listed below are held-to-maturity debt securities:

(in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 58,516	59,934
Due after one year through five years	109,760	114,990
Due after five years through ten years	5,073	5,323
Due after ten years through fifteen years	2,104	2,307
Total held-to-maturity debt securities	$ 175,453	182,554

Listed below are available-for-sale debt securities:

(in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 98,085	100,079
Due after one year through five years	617,129	640,148
Due after five years through ten years	519,990	528,447
Due after ten years through fifteen years	79,689	79,336
Due after fifteen years	20,763	21,955
Total available-for-sale debt securities	$ 1,335,656	1,369,965

(h) Certain investments were on deposit with various state regulatory agencies to comply with insurance laws with carrying values of $18.4 million as of December 31, 2001 and $15.8 million at December 31, 2000.

(i) The Company is not exposed to significant concentrations of credit risk within its investment portfolio.

(j) Included in other investments is approximately $15.0 million of investments in limited partnerships in 2001 and $13.0 million in 2000. These investments are sold through an investment advisor and are carried at fair value. Any change in fair value of these investments is recognized in net investment income earned in the period of change.

(k) The components of comprehensive income, both gross and net of tax, for 2001, 2000 and 1999 are as follows:

		2001	
(in thousands)	Gross	Tax	Net
Income	$ 22,839	(2,854)	25,693
Components of other comprehensive loss:			
Unrealized holding gains during the period	4,760	1,666	3,094
Reclassification adjustment	(6,742)	(2,360)	(4,382)
Other comprehensive loss	(1,982)	(694)	(1,288)
Comprehensive income	$ 20,857	(3,548)	24,405

		2000	
(in thousands)	Gross	Tax	Net
Income	$ 24,544	(1,991)	26,535
Components of other comprehensive income:			
Unrealized holding gains during the period	39,000	13,650	25,350
Reclassification adjustment	(4,183)	(1,464)	(2,719)
Other comprehensive income	34,817	12,186	22,631
Comprehensive income	$ 59,361	10,195	49,166

		1999	
(in thousands)	Gross	Tax	Net
Income	$ 63,403	9,686	53,717
Components of other comprehensive loss:			
Unrealized holding losses during the period	(28,616)	(10,016)	(18,600)
Reclassification adjustment	(29,275)	(10,246)	(19,029)
Other comprehensive loss	(57,891)	(20,262)	(37,629)
Comprehensive income	$ 5,512	(10,576)	16,088

Note 5 Indebtedness

(a) Convertible Subordinated Debentures

The Debentures were issued under an Indenture dated December 29, 1982, ("Indenture") in the principal amount of $25.0 million, bearing interest at a rate of 8.75% per annum, which is payable on the unpaid principal semiannually on January 1 and July 1 in each year to holders of record at the close of business on the preceding December 15 and June 15, respectively. The Debentures are convertible into common stock at an effective conversion price of $7.08 per share. The principal amount of the Debentures, including any accrued interest, is due on January 1, 2008.

The Indenture requires the Company to retire, through the operation of a mandatory sinking fund, 5% of the original $25.0 million aggregate principal amount of the debentures on, or before December 31 of each of the years from 1993, to and including, 2006. Voluntary conversions have satisfied this obligation in its entirety.

(b) Notes Payable

(1) On May 4, 2000, the Company entered into a $30.0 million and a $61.5 million note purchase agreement with various lenders covering the 8.63% and 8.87% Senior Notes, respectively.

For the 8.63% Senior Notes, the Company is required to pay $6.0 million principal amount in each year commencing on May 4, 2003 and ending on May 4, 2007, inclusive, together with accrued interest thereon. The unpaid principal amount of these Senior Notes accrues interest and is payable semiannually on May 4 and November 4 of each year, until the principal is paid in full.

For the 8.87% Senior Notes, the Company is required to pay $12.3 million principal amount in each year commencing on May 4, 2006 and ending on May 4, 2010, inclusive, together with accrued interest thereon. The unpaid principal amount of these Senior Notes accrues interest and is payable semiannually on May 4 and November 4 of each year, until the principal is paid in full.

(2) On August 12, 1994, the Company entered into a $54.0 million note purchase agreement with various lenders covering the 8.77% Senior Notes. The Company is required to pay $18.0 million principal amount in each year commencing on August 1, 2003 and ending on August 1, 2005, inclusive, together with accrued interest thereon. The unpaid principal amount of the 8.77% Senior Notes accrues interest and is payable semiannually on February 1 and August 1 of each year, until the principal is paid in full.

(3) On November 24, 1992, the Company entered into a $50.0 million note purchase agreement with various lenders covering the 7.84% Senior Notes. The Company made its sixth required principal payment of $7.1 million on November 15, 2001. The Company will make its final required principal payment of $7.1 million on November 15, 2002 together with accrued interest thereon. The unpaid principal amount of the 7.84% Senior Notes accrues interest and is payable semiannually on May 15 and November 15 of each year, until the principal is paid in full.

Each note purchase agreement contains restrictive covenants that limit the Company's ability to declare dividends or incur additional indebtedness. At December 31, 2001 the amount available for dividends to stockholders under said restrictions was $142.7 million for the 1992 and 1994 Senior Notes and $104.9 million for the 2000 Senior Notes.

(c) Short-Term Debt

The Company has revolving lines of credit with State Street Corporation, $25.0 million, and First Union National Bank, $25.0 million, totaling $50.0 million at December 31, 2001 and 2000. At December 31, 2001 and 2000 there was no balance outstanding. Interest is determined on a LIBOR, prime rate or money market rate basis at the Company's option. The weighted average interest rate on these borrowings was 5.3% in 2001 and 6.5% in 2000.

Note 6 Reinsurance

In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other reinsurance and insurance companies and various pools and associations of which they are members. A large portion of the reinsurance is effected under reinsurance contracts known as treaties and, in some instances, by negotiation on each individual risk. The insurance subsidiaries have in place excess of loss and catastrophe reinsurance treaties which protect against losses over stipulated amounts arising from any one occurrence or event. The reinsurance arrangements enable greater diversification of business and can serve to limit the maximum net loss on catastrophes and large and unusually hazardous risks.

The insurance subsidiaries are contingently liable to the extent that any reinsurer becomes unable to meet its contractual obligations. The Company reviews the financial condition of its existing reinsurers for any potential write-offs of uncollectible amounts as well as suitability to remain on the reinsurance program. At December 31, 2001, the Company had prepaid reinsurance premiums and net reinsurance recoverables with American Re-Insurance Company (rated "A++ Superior" by A.M. Best Company, Inc.) that amounted to $71.0 million and a state insurance fund for $76.5 million. The Company has a $32.1 million trust fund agreement with American Re-Insurance Company to secure a portion of the Company's recoverable amounts.

Under the Company's reinsurance arrangements, which are all prospective in nature, reinsurance premiums ceded are recorded as prepaid reinsurance and amortized over the remaining contract period in proportion to the reinsurance protection provided, or recorded periodically, as per terms of the contract, in a direct relationship to the direct premium recording. Recoveries are recognized as direct losses are recorded.

The following is a table of assumed and ceded amounts by income statement caption:

(in thousands)	2001	2000	1999
Premiums written:			
Assumed	**$ 21,789**	14,192	18,774
Ceded	**(109,104)**	(95,019)	(79,023)
Premiums earned:			
Assumed	**20,555**	14,529	20,943
Ceded	**(102,269)**	(94,453)	(78,177)
Losses incurred:			
Assumed	**20,723**	9,738	14,661
Ceded	**(71,363)**	(46,258)	(129,250)
Loss expenses incurred:			
Assumed	**1,532**	1,269	1,629
Ceded	**(1,793)**	(3,543)	(5,887)

Assumed business has increased when compared to prior years primarily due to an increase in involuntary workers' compensation and automobile pool assumptions, as well as an increase in reinsurance assumed from the New Jersey Public Entity programs. Ceded premiums increased in 2001 partially due to an additional $7.3 million in Flood business which is 100% ceded to the National Flood Insurance Program. The remaining increase in ceded premiums is attributable to an overall increase in direct business written as well as an increase in 2001 reinsurance rates. In 2000, ceded incurred but not reported (IBNR) losses were adjusted by $16.0 million reflecting the higher per occurrence retention provided by the Company's treaties. Ceded losses incurred in 1999 included $47 million from Hurricane Floyd and $36 million in New Jersey Unsatisfied Claim Judgement Fund losses.

Note 7 Stockholders' Equity

The Company maintains a dividend reinvestment plan, under which 123,982 shares of common stock are available for issuance. Shares purchased under this plan are issued at fair value.

Under a common stock repurchase program authorized by the Board of Directors on July 29, 1996 and extended on July 28, 1998, May 7, 1999, November 2, 1999, February 3, 2000, and May 31, 2001, the Company can repurchase up to 8,000,000 shares. The Company acquired 0.3 million shares for $7.5 million in 2001, 2.1 million shares for $36.5 million in 2000 and 2.5 million shares for $45.7 million in 1999. The total amount of stock repurchased under this program since July 29, 1996 through December 31, 2001 is 7.3 million shares at a total cost of $140.3 million.

Shares repurchased in conjunction with restricted stock vestings and option exercises were 133,000 shares at a cost of $3.2 million in 2001, 69,000 shares at a cost of $1.1 million in 2000 and 9,000 shares at a cost of $0.2 million in 1999.

Selective's ability to declare and pay dividends on common stock is affected by the ability of its subsidiaries to declare and pay dividends to the holding company. The dividends from Diversified Insurance Services subsidiaries are restricted only by the operating needs of those subsidiaries. The dividends from insurance subsidiaries are under the regulatory limitations of the states in which the insurance subsidiaries are domiciled: New Jersey, New York, North Carolina and South Carolina.

In all such jurisdictions, domestic insurers are prohibited from paying "extraordinary dividends" without approval of the insurance commissioner of the respective state. Additionally, New Jersey and South Carolina require notice of the declaration of any ordinary or extraordinary dividend distribution. During the notice period, the relevant state regulatory authority may disallow all or part of the proposed dividend if it determines that the insurer's surplus, with regard to policyholders, is not reasonable in relation to the insurer's outstanding liabilities and adequate for its financial needs.

Based on the 2001 statutory financial statements, the maximum dividends that can ultimately be paid to Selective in 2002 are:

(in millions)	
Selective Insurance Company of America	$ 27.6
Selective Way Insurance Company	12.2
Selective Insurance Company of the Southeast	4.1
Selective Insurance Company of South Carolina	4.6
Selective Insurance Company of New York	3.1
Total	$ 51.6

The statutory capital and surplus of the insurance subsidiaries in excess of these ordinary dividend amounts must remain with the insurance subsidiaries in the absence of the approval of a request for an extraordinary dividend.

The National Association of Insurance Commissioners (NAIC) has risk-based capital (RBC) requirements that require insurance companies to calculate and report information under a risk-based formula, which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. At December 31, 2001 and 2000, all the Companies have an amount above the authorized control level RBC, as defined by the NAIC.

Note 8 Preferred Share Purchase Rights Plan

On February 2, 1999, Selective's Board of Directors approved the amended and restated stockholder rights plan. The rights to purchase one two-hundredth of a share of Selective Series A Junior Preferred Stock at an exercise price of $80 are attached to all shares of Selective common stock and are exercisable ten days after an announcement that a person or group has acquired 15% or more of the common stock (Acquiring Person) or ten business days after a person commences or announces its intent to make a tender offer which would result in their acquiring 15% or more of the common stock (Acquiring Person). If a person or group becomes an Acquiring Person, each right will entitle the holder, other than the Acquiring Person, to purchase the number of Selective common shares having a market value of two times the exercise price of $80.

If Selective is acquired in a merger, or 50% or more of its assets are sold, each right other than the rights of an Acquiring Person, will be exercisable to purchase shares of the acquiring company having twice the market value of the $80 exercise price.

Before an Acquiring Person acquires 50% or more of the common shares, Selective's Board may exchange rights, other than the rights of an Acquiring Person, at an exchange ratio of one share of common stock per right. The rights expire February 2, 2009, unless Selective's Board redeems them at $0.01 per right before a person or group triggers the plan or unless Selective's Board exchanges them for common stock.

Note 9 Retirement Plans

(a) Retirement Plan for Nonemployee Directors

The Company terminated, effective December 31, 1997, a nonqualified unfunded defined benefit retirement income plan for nonemployee Directors. The estimated accrued costs for this plan were not material. As part of the termination, the present value of each Director's future benefits, as of that date, was converted into units based on the fair value of Selective common stock on that date. The cash value of these units based upon the fair value of Selective common stock on retirement date will be distributed to each Director upon retirement, or at each Director's election, over a period of fifteen years after such retirement. The units will accrue amounts equivalent to dividends which will also be converted into units based on the fair market value of Selective common stock on the applicable dividend reinvestment dates. The accrued liability of these units at December 31, 2001 was $1.4 million compared with $1.3 million at the time of conversion.

(b) Retirement Savings Plan

The Company offers a voluntary defined contribution 401(k) retirement savings plan to employees who meet eligibility requirements. The plan allows employees to make voluntary contributions to a number of diversified investment options including the Company's common stock, on a before and/or after-tax basis. Shares of the Company's common stock issued under this plan were 23,095 during 2001 and 37,697 during 2000.

The number of shares of the Company's common stock available to be purchased under the plan was 848,083 at December 31, 2001. Employees can contribute up to a maximum of 12% of their defined compensation and these contributions, up to a maximum of 6%, are matched 50% by the Company.

An additional defined contribution plan is maintained by Selective HR Solutions, a subsidiary of the Diversified Insurance Services segment, which does not participate in the Company's defined contribution plan. The plan, allows employees to contribute a maximum of 15% of defined compensation and up to 3% of contributions are matched 200% by the employer.

Employer contributions for all the plans amounted to $2.6 million in 2001, $2.2 million in 2000 and $1.7 million in 1999.

(c) Retirement Income and Postretirement Plans

The Company has a noncontributory defined benefit retirement income plan covering substantially all employees who meet eligibility requirements. The Company's funding policy provides that payments to the pension trust shall be equal to the minimum funding requirements of the Employee Retirement Income Security Act, plus additional amounts that may be approved by the Company from time to time. The Company has made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

The plan's assets are generally invested in debt and equity securities. The debt securities are invested 100% in investment grade quality securities.

The Company also provides life insurance benefits ("postretirement benefits") for retired employees. Substantially all the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company and meet a minimum of ten years of eligibility service. Those who retired prior to January 1, 1991 receive life insurance coverage which decreases over ten years to a current ultimate value of $5,000 per retiree. Those retiring on or after January 1, 1991 receive life insurance coverage in an amount equal to 50% of their annual salary amount in effect at the end of their active career. The estimated cost of these benefits is accrued over the working lives of those employees expected to qualify for such benefits as a level percentage of their payroll costs.

The reconciliations of the retirement income and post retirement plans are as follows:

	Retirement Income Plan		Postretirement Plan	
(in thousands)	**2001**	2000	**2001**	2000
Change in Benefit Obligation:				
Benefit obligation, beginning of year	**$ 69,614**	63,075	**5,406**	5,118
Service cost	**4,723**	4,047	**273**	216
Interest cost	**5,225**	4,638	**403**	374
Actuarial (gains) losses	**4,602**	(329)	**319**	(76)
Benefits paid	**(2,017)**	(1,817)	**(203)**	(226)
Benefit obligation, end of year	**$ 82,147**	69,614	**6,198**	5,406
Change in Fair Value of Assets:				
Fair value of assets, beginning of year	**$ 51,845**	49,827	**—**	—
Actual return on plan assets (net of expenses)	**632**	598	**—**	—
Contributions by the employer	**4,978**	3,220	**—**	—
Benefits paid	**(2,000)**	(1,800)	**—**	—
Fair value of assets, end of year	**$ 55,455**	51,845	**—**	—
Reconciliation of Funded Status:				
Funded status	**$ (26,692)**	(17,769)	**(6,198)**	(5,406)
Unrecognized prior service cost	**759**	931	**456**	502
Unrecognized net (gain) loss	**12,507**	3,938	**(212)**	(533)
Net amount recognized	**$ (13,426)**	(12,900)	**(5,954)**	(5,437)

(in thousands)	Retirement Income Plan 2001	2000	1999	Postretirement Plan 2001	2000	1999
Components of Net Periodic Benefit Cost:						
Service cost	$ 4,723	4,047	4,364	273	216	253
Interest cost	5,225	4,638	4,225	403	374	337
Expected return on plan assets	(4,610)	(4,222)	(4,351)	—	—	—
Amortization of unrecognized prior service cost	172	172	225	—	—	—
Amortization of unrecognized transition obligation	—	—	—	46	46	46
Amortization of unrecognized net loss	11	12	38	(2)	—	—
Net periodic cost	$ 5,521	4,647	4,501	720	636	636
Weighted-Average Assumptions as of December 31:						
Discount rate	7.25%	7.50	7.50	7.25	7.50	7.50
Expected return on plan assets	8.50%	8.50	8.50	—	—	—
Rate of compensation increase	5.00%	5.00	5.00	5.00	5.00	5.00

All amounts in the reconciliations of funded status were recognized in the balance sheets for 2001 and 2000. There were no amounts to be included in other comprehensive income for the periods shown resulting from a change in the minimum pension liability.

Note 10 Incentive Compensation Plans

The Company has incentive compensation plans in which employees are eligible to participate based on corporate and individual performance goals. The total compensation costs charged to expense in connection with the plans were $4.5 million in 2001, $1.3 million in 2000, and $0.9 in 1999.

On December 18, 1998, PDA established an irrevocable trust for certain key executives, expiring in December 2002, or sooner if PDA is sold. The balance in the trust was $1.7 million at December 31, 2001, and $3.3 million at December 31, 2000. The total compensation costs charged to expense in connection with this agreement were $1.8 million in 2001, $1.6 million in 2000, and $1.7 million in 1999.

Note 11 Stock Compensation Plans

The Company has adopted the pro forma footnote disclosure-only provisions of FAS 123. Based on the fair value method consistent with the provisions of FAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts indicated below:

(in thousands, except per share amounts)	2001	2000	1999
Net income:			
As reported	$25,693	26,535	53,717
Pro forma	23,955	25,939	53,181
Basic earnings per share:			
As reported	1.05	1.07	1.98
Pro forma	0.97	1.04	1.96
Diluted earnings per share:			
As reported	0.98	1.01	1.87
Pro forma	0.91	0.99	1.85

The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions for 2001, 2000 and 1999:

Employee Stock Purchase Plan	2001	2000	1999
Risk free interest rate	2.70%	6.00%	5.45%
Expected life	6 months	6 months	6 months
Dividend yield of	2.5%	3.4%	3.2%
Expected volatility	37%	31%	26%

All Other Option Plans	2001	2000	1999
Risk free interest rate	5.07%	6.56%	5.40%
Expected life	7 years	7 years	8 years
Dividend yield of	2.5%	3.4%	3.2%
Expected volatility	24%	23%	22%

The weighted-average fair value of options and stocks granted per share, during the year for 2001, 2000 and 1999, is as follows:

	2001	2000	1999
Stock option plans	$ 6.07	4.01	4.52
Restricted stock	22.86	15.60	18.38
Employee stock purchase plan:			
Six month option	2.06	1.55	1.31
15% of grant date market value	2.86	2.67	2.70
Total	4.92	4.22	4.01
Agents stock purchase plan:			
Discount* of grant date market value	2.40	1.00	0.91

*See Note 11(g)

A summary of the option transactions under the stock option plans is as follows:

	Number of shares	Stock appreciation rights	Weighted average exercise price
Outstanding at December 31, 1998	1,889,652	44,000	$17.03
Granted 1999	60,000	—	18.45
Exercised 1999	(44,660)	—	14.16
Forfeited 1999	(31,710)	(8,000)	18.83
Outstanding at December 31, 1999	1,873,282	36,000	17.11
Granted 2000	163,950	—	15.49
Exercised 2000	(103,430)	(7,610)	13.11
Forfeited 2000	(98,210)	(14,390)	18.97
Outstanding at December 31, 2000	1,835,592	14,000	17.12
Granted 2001	194,350	—	22.43
Exercised 2001	(410,725)	(4,000)	14.25
Forfeited 2001	(23,973)	(10,000)	19.09
Outstanding at December 31, 2001	1,595,244	—	$18.44

Options exercisable and their weighted average exercise price at year end are 1,562,244 and $18.38 for 2001, 1,773,915 and $17.02 for 2000 and 1,772,082 and $16.78 for 1999.

The following table summarizes information about stock options outstanding and exercisable under the stock option plans at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number of shares	Weighted average remaining contractual life in years	Weighted average exercise price	Number of shares	Weighted average exercise price
$ 5 to 10	21,000	0.2	$ 9.56	21,000	$ 9.56
10 to 14	122,109	2.3	12.74	122,109	12.74
14 to 18	539,080	4.3	15.98	539,080	15.98
18 to 20	508,718	5.2	18.54	508,718	18.54
20 to 28	404,337	7.2	23.80	371,337	23.99
	1,595,244	5.1	$18.44	1,562,244	$18.38

(a) Stock Option Plan

Under the Company's original stock option plan, no shares of the Company's common stock are reserved for issuance, upon exercise of stock options outstanding at December 31, 2001. This plan permitted the granting of qualified and nonqualified stock options to key employees, which may or may not have stock appreciation rights (SARs) attached. Options and related SARs were granted at not less than fair value on the date of the grant, are required to be exercised within ten years from the date of the grant and are exercisable immediately upon the grant. This plan expired in August 1992 and was replaced with the Company's Stock Option Plan II.

Compensation expense, based on the increase or decrease in the fair value of the Company's common stock, is charged or (credited) to other expense in recognition of the SARs attached to the granted options.

(b) Stock Option Plan II

Under the Company's Stock Option Plan II, 2,175,929 shares of the Company's common stock are available for issuance at December 31, 2001. The plan permits the granting of qualified and nonqualified stock options to employees, which may or may not have SARs attached. Options and related SARs may be granted at not less than fair value on the date of the grant and may be subject to certain vesting periods as determined by the Company's Salary and Employee Benefits Committee (Committee). Each grant must be exercised within ten years from the date of the grant. Under this plan, the Company granted options of 161,350 for 2001, 130,950 for 2000 and 24,000 for 1999.

Under the Company's Stock Option Plan II, the Committee may, at its discretion, make restricted or unrestricted grants of common stock, or grant rights to receive common stock, to employees in addition to or in substitution for options and/or SARs granted. The Company granted total restricted shares of 235,342 for 2001, 211,309 for 2000 and 230,328 for 1999, and forfeited shares of 52,969 in 2001, 69,718 in 2000 and 23,293 in 1999. Each such grant must be expressly subject to the attainment of one or more performance-related objectives for certain executive officers, and may be subject to the attainment of one or more performance-related objectives for other employees, as determined by the Committee and set forth in an award agreement. Each such grant also is subject to a vesting period or other terms, conditions, restrictions and limitations as determined by the Committee at its discretion and set forth in an award agreement.

During the vesting period, dividends are earned and held in escrow on the restricted shares subject to the same vesting period and conditions as set forth in the award agreement. Effective September 3, 1996, dividends earned on the restricted shares are reinvested in the Company's common stock at fair value. The Company issued through the dividend reinvestment feature (net of forfeitures), restricted shares of 16,929 in 2001, 9,908 in 2000 and 17,118 in 1999, from the dividend reinvestment plan reserves.

Deferred compensation expense is recognized for the fair value of the restricted shares when granted and is adjusted for the increases or decreases in the fair value of the Company's common stock for share awards subject to performance-related objectives and is amortized ratably over the vesting period. The unamortized amount is accounted for as a reduction of stockholders' equity. Deferred compensation of $6.8 million in 2001, $5.9 million in 2000 and $6.2 million in 1999 was recorded as a reduction of stockholders' equity and the amounts amortized to expense were $3.0 million in 2001, $3.5 million in 2000 and $2.8 million in 1999.

(c) Employee Stock Purchase Plan

Under the terms of the employee stock purchase plan, the number of shares of common stock available to be purchased is 449,394. This plan is available to all employees who meet the eligibility requirements and provides for the issuance of options to purchase shares of common stock. The purchase price is the lower of: (i) 85% of the closing market price at the time the option is granted or (ii) 85% of the closing price at the time the option is exercised. The Company issued shares to employees in the amount of 72,460 in 2001, 92,886 in 2000 and 87,026 in 1999.

(d) Stock Unit Awards

Beginning in 1998, certain officers of the Company were granted phantom stock units in lieu of grants of restricted stock. There were no phantom stock units awarded in 2001 and 2000. The total number of phantom units awarded in 1999 was 6,000 units. The value of the phantom stock units will be paid in cash upon retirement. The value of the phantom stock units is being charged to expense over the estimated remaining employment period.

(e) Stock Option Plan for Directors

Under the Company's stock option plan for directors, 778,000 shares of the Company's common stock are available for issuance. Each director who is not a full-time employee of the Company participates in the plan and automatically receives a nonqualified option to purchase 3,000 shares of common stock at not less than fair value on March 1 of each year. Each option becomes exercisable one year after the option was granted and expires no more than ten years from the date the option is granted. Under this plan, the Company granted options of 33,000 for 2001, 33,000 for 2000 and 36,000 for 1999.

(f) Stock Compensation Plan for Nonemployee Directors

In May 1996, the shareholders approved the stock compensation plan for nonemployee directors, effective January 1, 1997. The purpose of this plan is to provide for the payment of the annual compensation for the directors' services in shares of the Company's common stock. The amount of common shares available for issuance under the plan is 353,214. The Company issued 6,120 shares during 2001, 11,435 shares during 2000 and 10,127 shares during 1999, and charged to expense $0.4 million in 2001, 2000 and 1999. The plan was amended, effective January 1, 2001, to permit the directors to elect to receive up to 50% of their compensation under the plan in cash for each calendar year. Each non-employee director must elect on or before December 20 of each year how compensation for the following year will be paid.

(g) Agent Stock Purchase Plan

Under the terms of the agents' stock purchase plan, the number of shares of common stock available to be purchased is 870,624. This plan provides for quarterly offerings in which independent insurance agents can purchase the Company's common stock at a 10% discount with a one year restricted period during which the shares purchased cannot be sold or transferred. Purchases made prior to the December 1, 2000 quarterly offering were discounted at 5% with no holding restrictions applied. The Company issued shares to agents in the amount of 40,883 in 2001, 33,082 in 2000 and 59,285 in 1999.

Note 12 Statutory Financial Information

The insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the various state insurance departments of domicile (Department). Prescribed statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state and may change in the future. The insurance subsidiaries do not utilize any permitted statutory accounting practices that materially affect the determination of statutory surplus or risk-based capital. Effective January 1, 2001, the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, (NAIC SAP) was adopted in its entirety, as a component of prescribed or permitted practices by the New Jersey (Selective Insurance Company of America and Selective Way Insurance Company) and North Carolina (Selective Insurance Company of the Southeast) Departments.

The New York (Selective Insurance Company of New York) and South Carolina (Selective Insurance of South Carolina) Departments have adopted NAIC SAP, but with certain prescribed accounting practices that differ from those found in NAIC SAP. Specifically in the state of South Carolina the Department has retained the prescribed practice of excluding assets for salvage and subrogation in any Annual Statement or interim statement until such recoveries have been reduced to cash or its equivalent. The New York Department has elected not to adopt certain guidance in regards to income taxes. The consolidated effect of these prescribed practices not being recorded in accordance with NAIC SAP was immaterial. The Company's combined statutory capital and surplus was $525.9 million in 2001 and $484.9 million in 2000. The Company's combined statutory net income was $21.4 million in 2001, $26.4 million in 2000, and $61.7 million in 1999.

Note 13 Earnings per Share

The following table provides a reconciliation of the numerators and denominators of the basic and diluted earning per share (EPS) computations of net income for the year ended:

(in thousands, except per share amounts)	2001 Income/(Loss) (Numerator)	2001 Shares (Denominator)	2001 Per Share Amount
Basic EPS:			
Net income from continuing operations	$26,318	24,583	$1.07
Net (loss) from discontinued operations	(625)	24,583	(0.02)
Net income available to common stockholders	$25,693	24,583	$1.05
Effect of dilutive securities:			
Restricted stock	—	769	
8.75% convertible subordinated debentures	220	540	
Stock options	(141)	469	
Deferred shares	—	63	
Diluted EPS:			
Income from continuing operations	$26,397	26,424	$1.00
Net (loss) from discontinued operations	(625)	26,424	(0.02)
Income available to common stockholders and assumed conversions	$25,772	26,424	$0.98

(in thousands, except per share amounts)	Income/(Loss) (Numerator)	2000 Shares (Denominator)	Per Share Amount
Basic EPS:			
Net income from continuing operations	$26,686	24,907	$1.07
Net (loss) from discontinued operations	(151)	24,907	—
Net income available to common stockholders	$26,535	24,907	$1.07
Effect of dilutive securities:			
Restricted stock	—	752	
8.75% convertible subordinated debentures	250	649	
Stock options	(18)	210	
Deferred shares	—	54	
Diluted EPS:			
Income from continuing operations	$26,918	26,572	$1.01
Net (loss) from discontinued operations	(151)	26,572	—
Income available to common stockholders and assumed conversions	$26,767	26,572	$1.01

(in thousands, except per share amounts)	Income/(Loss) (Numerator)	1999 Shares (Denominator)	Per Share Amount
Basic EPS:			
Net income from continuing operations	$54,241	27,081	$2.00
Net (loss) from discontinued operations	(524)	27,081	(0.02)
Net income available to common stockholders	$53,717	27,081	$1.98
Effect of dilutive securities:			
Restricted stock	—	683	
8.75% convertible subordinated debentures	355	873	
Stock options	(127)	240	
Deferred shares	—	42	
Diluted EPS:			
Income from continuing operations	$54,469	28,919	$1.88
Net (loss) from discontinued operations	(524)	28,919	(0.01)
Income available to common stockholders and assumed conversions	$53,945	28,919	$1.87

Note 14 Liability For Losses and Loss Expenses

The table below provides a roll-forward of reserves for losses and loss expenses for beginning and ending reserve balances:

(in thousands)	2001	2000	1999
Gross reserves for losses and loss expenses at beginning of year	$1,272,656	1,273,808	1,193,274
Less reinsurance recoverable on unpaid losses and loss expenses at beginning of year	160,869	192,044	140,453
Net reserves for losses and loss expenses at beginning of year	1,111,787	1,081,764	1,052,821
Incurred losses and loss expenses for claims occurring in the:			
Current year	642,173	615,095	600,793
Prior years	13,711	(1,029)	(8,578)
Total incurred losses and loss expenses	655,884	614,066	592,215
Paid losses and loss expenses occurring in the:			
Current year	236,620	235,879	235,157
Prior years	399,224	348,164	328,115
Total paid losses and loss expenses	635,844	584,043	563,272
Net reserves for losses and loss expenses at end of year	1,131,827	1,111,787	1,081,764
Reinsurance recoverable on unpaid losses and loss expenses at end of year	184,486	160,869	192,044
Gross reserves for losses and loss expenses at end of year	$1,316,313	1,272,656	1,273,808

Prior year incurred losses increased by $13.7 million in 2001, decreased by $1.0 million in 2000 and decreased by $8.6 million in 1999. These changes were the result of normal reserve development inherent in the uncertainty in establishing reserves for losses and loss expenses.

As additional information is collected in the loss settlement process reserves are adjusted accordingly. These changes could have a material impact on the results of operations of future periods when the adjustments are made.

Note 15 Segment Information

The Company is primarily engaged in writing property and casualty insurance. The Company has classified its business into three segments: Insurance Operations (commercial lines underwriting, personal lines underwriting), Investments, and Diversified Insurance Services. Insurance Operations is evaluated based on its GAAP underwriting results, Investments are evaluated based on after-tax investment returns, and the Diversified Insurance Services are evaluated based on several measures including, but not limited to, results of operations in accordance with GAAP.

The GAAP underwriting results of the Insurance Operations segment are determined taking into account net premiums earned, incurred losses and loss expenses, policy acquisition costs and other underwriting expenses and policyholders dividends. Management of the Investments segment is separate from the Insurance Operations segment and, therefore, has been classified as a separate segment. The operating results of the Investments segment takes into account net investment income and net realized gains and losses. The Diversified Insurance Services segment is managed independently from the other segments and, therefore, has been classified separately. The Diversified Insurance Services segment consists of managed care, PEO and flood operations. The segment results are determined taking into account the net revenues generated in each of the businesses, less the costs of operations. Prior years have been restated to exclude software development and program administration, which are accounted for as discontinued operations in 2001. See Note 3 for further discussion of discontinued operations.

In computing the results of each segment, no adjustment is made for interest expense, net general corporate expenses or federal income taxes. The Company does not maintain separate investment portfolios for the segments and, therefore, does not allocate assets to the segments.

The following summaries present revenues (net investment income and net realized gains or losses in the case of the Investments segment) and pre-tax income for the individual segments:

Revenue by segment

(in thousands)	2001	2000	1999
Insurance Operations:			
Commercial lines net premiums earned	$ 678,321	611,865	570,650
Personal lines net premiums earned	204,727	209,400	228,415
Total insurance operations revenues	883,048	821,265	799,065
Investments:			
Net investment income	96,767	99,495	96,531
Net realized gains on investments	6,816	4,191	29,377
Total investment revenues	103,583	103,686	125,908
Diversified Insurance Services:			
Diversified insurance services revenues, from continuing operations	69,626	57,527	29,764
Other income	2,763	3,739	3,142
Total revenues	$1,059,020	986,217	957,879

Income or (loss) before federal income tax by segment

(in thousands)	2001	2000	1999
Insurance Operations:			
Commercial lines underwriting	$ (32,970)	(45,186)	(47,625)
Personal lines underwriting	(27,668)	(19,936)	(6,522)
Underwriting loss, before tax	(60,638)	(65,122)	(54,147)
Investments:			
Net investment income	96,767	99,495	96,531
Net realized gains on investments	6,816	4,191	29,377
Total investment income, before tax	103,583	103,686	125,908
Diversified Insurance Services:			
Income (loss) before tax	(427)	5,509	5,423
Total all segments	42,518	44,073	77,184
Interest expense	(14,526)	(13,745)	(9,460)
General corporate expenses	(4,294)	(5,502)	(3,670)
Income from continuing operations, before tax	$ 23,698	24,826	64,054

Note 16 Related Party Transactions

In 1994, certain officers of Selective exercised stock options by signing promissory notes in payment for the stock, totaling $1.0 million. The Company's noninterest bearing promissory notes are secured by the common stock shares issued upon exercise, which are held by the Company as collateral. The promissory notes are full recourse and subject to certain employment requirements. At December 31, 2001 and 2000, the outstanding principal amount was $0.3 million and $0.4 million, respectively.

In August 1998, certain officers of Selective purchased stock on the open market with proceeds advanced by the Company. These officers gave Selective promissory notes totaling $1.8 million. The notes bear interest at 2.5% and are secured by the purchased shares of Selective's common stock. The promissory notes are full recourse and subject to certain employment requirements. The principal amount outstanding was $1.0 million at December 31, 2001 and $1.1 million at December 31, 2000.

The Company has utilized the services of Chas. E. Rue & Sons, Inc., a general insurance agency, of which William M. Rue, a director of Selective Insurance Group, Inc., is the President and owner of more than a 5% equity interest. The Company's insurance subsidiaries purchased insurance coverages from Chas. E. Rue & Sons, Inc. with premiums of $1.0 million in 2001, $0.9 million in 2000, and $0.7 in 1999. As an independent agent for Selective, Chas. E. Rue & Sons, Inc. received $1.2 million in commissions for insurance policies placed with the Company's insurance subsidiaries during each year: 2001, 2000 and 1999. The Company believes that the related party transactions with Chas. E. Rue & Sons, Inc. were on terms as fair to the Company as could have been obtained from unaffiliated third parties.

Note 17 Commitments and Contingencies

(a) Reserves established for liability insurance, written primarily in the general liability line of business, continue to reflect exposure to environmental claims, both asbestos and non-asbestos. These claims have arisen primarily under older policies containing exclusions for environmental liability which certain courts, in interpreting such exclusions, have determined do not bar such claims. The emergence of these claims is slow and highly unpredictable. Since 1986, policies issued by the insurance subsidiaries have contained a more expansive exclusion for losses related to environmental claims. There are significant uncertainties in estimating our exposure to environmental claims (for both case and IBNR reserves) resulting from lack of historical data, long reporting delays, uncertainty as to the number and identity of claimants and complex legal and coverage issues. Legal issues which arise in environmental cases include the determination of whether a case is one for a federal or state forum, choice of law, causation, admissibility of evidence, allocation of damages and contribution among joint defendants, successor and predecessor liability and whether direct action against insurers can be maintained. Coverage issues which arise in environmental cases include the interpretation and application of policy exclusions, the determination and calculation of policy limits, the determination of the ultimate amount of a loss, the extent to which a loss is covered by a policy, if at all, the obligation of an insurer to defend a claim and the extent to which a party can prove the existence of coverage. Courts have reached different and sometimes inconsistent conclusions on these legal and coverage issues. We do not discount to present value that portion of our loss reserves expected to be paid in future periods.

At December 31, 2001, our reserves for environmental claims amounted to $40.3 million on a gross basis (including IBNR reserves of $13.9 million) and $34.5 million on a net basis (including IBNR reserves of $10.1 million).

The following table details our exposures to various environmental claims.

(in millions)	2001	
	Gross	Net
Asbestos	$ 8.1	5.8
Landfill sites	16.3	16.1
Other*	15.9	12.6
Total	$ 40.3	34.5

*Consists of leaking underground storage tanks, and other latent environmental exposures.

IBNR reserve estimation is often difficult because, in addition to other factors, there are significant uncertainties associated with critical assumptions in the estimation process such as average clean-up costs, third-party costs, potentially responsible party shares, allocation of damages, insurer litigation costs, insurer coverage defenses and potential changes to state and federal statutes. Moreover, normal historically-based actuarial approaches are difficult to apply because relevant history is not available. In addition, while models can be applied, such models can produce significantly different results with small changes in assumptions.

We have established a range of reasonably possible IBNR losses for non-environmental net claims of approximately $460 million to $574 million at December 31, 2001 and of approximately $446 million to $555 million at December 31, 2000. For the major product segments, a low and high reasonable IBNR selection was derived primarily by considering the range of indications calculated using standard actuarial techniques. Our net IBNR reserves for non-environmental claims, including loss expense reserves, were $496 million at December 31, 2001 and $494 million at December 31, 2000.

The following table provides a roll-forward of gross and net environmental incurred losses and loss expenses and related reserves thereon:

(in thousands)	2001		2000		1999	
	Gross	Net	Gross	Net	Gross	Net
Asbestos						
Reserves for losses and loss expenses at the beginning of year	$ 6,650	4,338	8,100	4,257	8,249	4,406
Incurred losses and loss expenses	1,665	1,677	(887)	644	33	33
Less losses and loss expenses paid	(263)	(263)	(563)	(563)	(182)	(182)
Reserves for losses and loss expenses at the end of year	$ 8,052	5,752	6,650	4,338	8,100	4,257
Non-Asbestos						
Reserves for losses and loss expenses at the beginning of year	$ 33,844	30,616	34,105	32,148	35,150	33,193
Incurred losses and loss expenses	1,748	1,471	2,316	785	1,815	1,815
Less losses and loss expenses paid	(3,358)	(3,353)	(2,577)	(2,317)	(2,860)	(2,860)
Reserves for losses and loss expenses at the end of year	$ 32,234	28,734	33,844	30,616	34,105	32,148
Total Environmental Claims						
Reserves for losses and loss expenses at the beginning of year	$ 40,494	34,954	42,205	36,405	43,399	37,599
Incurred losses and loss expenses	3,413	3,148	1,429	1,429	1,848	1,848
Less losses and loss expenses paid	(3,621)	(3,616)	(3,140)	(2,880)	(3,042)	(3,042)
Reserves for losses and loss expenses at the end of year	$ 40,286	34,486	40,494	34,954	42,205	36,405

Based on our aggregate reserve for net losses and loss expenses at December 31, 2001, we do not expect that liabilities associated with environmental and non-environmental claims will have a materially adverse impact on our future liquidity, financial position and results of operations. However, given the complexity of coverage and other legal issues, and the significant assumptions used in estimating such exposures, actual results could significantly differ from our current estimates.

In the current year, we reclassified several non-asbestos categories of claims to a non-environmental status. These categories include external insulation finishing system (EIFS) construction defect claims, oil truck spills, indoor air pollution, and general contamination that do not meet the standard definition of environmental claims set forth in the 2001 NAIC Annual Statement Preparation Instructions. For comparative purposes, amounts in the prior years have been reclassified to conform to current year presentations. The amount of gross and net reserves reclassified is $12.7 million for 2001, $12.2 million for 2000, and $12.1 million for 1999.

(b) We purchase annuities from life insurance companies to fulfill obligations under claim settlements which provide for periodic future payments to claimants. As of December 31, 2001, we had purchased such annuities in the amount of $10.9 million for settlement of claims on a structured basis for which the Company is contingently liable. To our knowledge, none of the issuers of such annuities have defaulted in its obligations thereunder.

(c) We have various operating leases for office space and equipment. Such lease agreements, which expire at various times, are generally renewed or replaced by similar leases. Rental expense under these leases amounted to $9.1 million in 2001, $8.4 million in 2000, and $7.9 million in 1999.

In addition, certain leases for rented premises and equipment are noncancelable, and liability for payment will continue even though the space or equipment may no longer be in use. At December 31, 2001, the total future minimum rental commitments under noncancelable leases was $23.1 million and such yearly amounts are as follows:

(in thousands)	
2002	$ 7,407
2003	4,081
2004	3,564
2005	3,101
2006	2,357
After 2006	2,572
Total minimum payment required	$ 23,082

Note 18 Acquisition of Wholly-Owned Subsidiaries

On July 27, 1999, the Company acquired all of the net assets of Consumer Health Network Plus, LLC (formerly Consumer Health Network, Inc.), a nationally accredited preferred provider organization, for cash of $6.7 million including related acquisition costs and subsequent consideration that was based on certain financial performance criteria. Based on that criteria, a final consideration adjustment of $0.5 million was incurred during 2001. This consideration was recorded as an increase in goodwill and was initially to be amortized over the remaining life of the asset. The acquisition has been accounted for using the purchase method of accounting, and included $5.3 million of goodwill, which was initially to be amortized on a straight-line basis over 15 years. The amount of goodwill amortization was $0.3 million for 2001, $0.3 million for 2000, and $0.1 million for 1999. In June of 2001 the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 requires that goodwill not be amortized, but rather it should be tested for impairment for all fiscal years beginning after December 15, 2001. See Note 2 for more information.

On July 21, 1999, the Company acquired all of the outstanding shares of Selective HR Solutions, Inc. (formerly Modern Employers, Inc.), a professional employer organization, for $30.2 million including related acquisition costs and subsequent consideration that was based on certain financial performance criteria. Based on that criteria, a final consideration adjustment of $0.1 million was incurred during 2001. The acquisition has been accounted for using the purchase method of accounting, and included $29.2 million of goodwill, which was initially to be amortized on a straight-line basis over 20 years. The amount of goodwill amortization was $1.5 million for 2001, $1.5 million for 2000, and $0.5 million for 1999. As noted previously, FAS 142 requires that goodwill not be amortized, but rather it should be tested for impairment prospectively. See Note 2 for more information.

The operating results of all of the above acquisitions have been included in the consolidated statements of income from their respective date of acquisition. On the basis of a pro forma consolidation of the results of operations as if the acquisitions had taken place at the beginning of the respective acquisition years rather than their respective acquisition dates, there would not have been a materially different result from the reported amounts in any of the historical reporting years. Additionally, such pro forma amounts would not necessarily be indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of those years.

Subsequent to year end, Consumer Health Network purchased all of the outstanding common stock of Northeast Direct Health, Inc., a Connecticut based preferred provider organization, for $2.3 million.

Note 19 Federal Income Tax

(a) A reconciliation of federal income tax on pretax earnings at the corporate rate to the effective tax rate is as follows:

(in thousands)	2001	2000	1999
Tax at statutory rate of 35%	$ 8,294	8,689	22,419
Tax-exempt interest	(8,764)	(9,495)	(10,448)
Dividends received deduction	(2,333)	(1,997)	(2,191)
Other	183	943	33
Income tax provision (benefit)	$(2,620)	(1,860)	9,813

(b) The tax effects of the significant temporary differences that give rise to deferred tax liabilities and assets are as follows:

(in thousands)	2001	2000
Deferred tax liabilities:		
Deferred policy acquisition costs	$ 46,075	41,445
Unrealized gains on available-for-sale securities	52,789	53,483
Accelerated depreciation	3,735	2,621
Other	9,060	8,014
Total deferred tax liabilities	111,659	105,563
Deferred tax assets:		
Net loss reserve discounting	65,419	65,331
Net unearned premiums	31,205	28,240
Self-insured employee benefit reserves	2,634	2,221
Pension	3,556	4,271
Deferred compensation	2,756	4,178
Alternative minimum tax	11,225	6,693
Other	5,030	4,150
Total deferred tax assets	121,625	115,084
Valuation allowance recognized for deferred tax assets	550	550
Deferred federal income tax	$ 9,416	8,971

Based on our tax loss carryback availability, and the historic levels of current taxable income and pretax financial statement income, we believe that more likely than not, the existing deductible temporary differences will reverse during periods in which we will generate net taxable income or have adequate carry back availability. However, there cannot be assurance that we will generate any earnings or any specific level of earnings in future years.

Stockholders' equity reflects tax benefits related to compensation expense deductions for stock options exercised of $1.3 million at December 31, 2001, and none at December 31, 2000.

Note 20 Fair Values of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2001 and 2000:

	2001		2000	
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Debt securities:				
Held to maturity	$ 175,453	182,554	225,177	231,057
Available-for-sale	1,369,965	1,369,965	1,202,758	1,202,758
Equity securities	233,703	233,703	239,578	239,578
Other investments	34,188	34,188	109,550	109,550
Financial liabilities:				
Notes payable:				
8.77% Senior Notes	54,000	58,609	54,000	57,189
7.84% Senior Notes	7,143	7,405	14,286	14,415
8.63% Senior Notes Series A	30,000	31,840	30,000	31,028
8.87% Senior Notes Series B	61,500	64,688	61,500	63,247
Total notes payable	152,643	162,542	159,786	165,879
Convertible subordinated debentures	$ 3,790	11,607	3,848	13,228

The Company's carrying amounts shown in the table are included in the consolidated balance sheets. See Note 1 (m) for the methods and assumptions used by the Company in estimating the fair values of its financial instruments.

Quarterly Financial Information [1]

(unaudited, in thousands, except per share data)	First Quarter 2001	First Quarter 2000	Second Quarter 2001	Second Quarter 2000	Third Quarter 2001	Third Quarter 2000	Fourth Quarter 2001	Fourth Quarter 2000
Net premiums written	$ 239,916	212,961	235,697	218,089	235,956	218,658	213,851	193,896
Net premiums earned	213,017	199,826	216,266	200,626	222,247	205,191	231,518	215,622
Net investment income earned	23,808	23,300	23,920	24,498	23,655	24,459	25,384	27,238
Net realized gains (losses)	840	2,273	1,564	446	2,829	(72)	1,583	1,544
Diversified insurance services revenue [2]	17,032	13,125	17,174	13,703	18,287	15,416	17,133	15,283
Diversified insurance services net income [2,3]	1,056	816	766	816	(2,059)	1,076	36	897
Operating income from continuing operations [2,3,4]	7,806	9,454	7,872	3,018	436	5,449	5,773	6,041
(Loss)/income from discontinued operations, net of tax [2]	(53)	(21)	3	(202)	(209)	(30)	(366)	102
Net income [3,4]	8,299	10,910	8,891	3,106	2,066	5,373	6,436	7,146
Other comprehensive income/(loss)	(2,066)	(3,267)	1,239	648	(604)	16,321	144	8,929
Comprehensive income	6,233	7,643	10,130	3,754	1,462	21,694	6,580	16,075
Net income per share:								
Basic [3,4]	0.34	0.43	0.36	0.12	0.08	0.22	0.26	0.29
Diluted [3,4]	0.32	0.40	0.34	0.12	0.08	0.21	0.25	0.28
Dividends to stockholders [5]	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15
Price range of common stock: [6]								
High	26.94	17.31	28.21	20.38	27.90	19.38	26.10	25.88
Low	15.94	14.63	22.25	16.63	20.08	17.19	20.50	15.25

The addition of all quarters may not agree to annual amounts on the consolidated financial statements due to rounding.

1. Refer to the Glossary of Terms on page 19 for definitions of specific terms.
2. Prior years have been restated to exclude results from discontinued operations. See Note 3 to the consolidated financial statements and Financial Review for a discussion of discontinued operations.
3. Operating and net income for the third quarter of 2001 were reduced by $8 million, after taxes, due to increases in reserves of $8 million pre-tax for Insurance Operations and $4 million pre-tax for Diversified Insurance Services. See Financial Review for a discussion of the reserve increases.
4. Operating and net income for the second quarter of 2000 were reduced by $4 million, after reinsurance and taxes, due to losses incurred from severe catastrophe storms.
5. See Note 5(b)(3) and Note 7 to the consolidated financial statements and Financial Review for a discussion of dividend restrictions.
6. These ranges of high and low prices of the Company's common stock, as reported by The Nasdaq National Market, represent actual transactions. All price quotations do not include retail markups, markdowns and commissions. The range of high and low prices for common stock for the period beginning January 1, 2002 and ending January 31, 2002 was $23.50 to $19.50 and the last sale price on January 31, 2002 was $20.91.

Selective Insurance Group, Inc.

Directors

Paul D. Bauer, 1998 [2,3]
Retired, formerly Executive Vice President and Chief Financial Officer, Tops Markets, Inc.

A. David Brown, 1996 [1,4,5]
Executive Consultant, Whitehead Mann - East Tower

William A. Dolan, II, 1988 [3,4]
Attorney, Of Counsel to Lucas and Gaus, Esq.

William C. Gray, D.V.M., 1992 [5,6]
Retired, formerly President, Newton Veterinary Hospital, Inc.

C. Edward Herder, CPCU, 1978 [1,4,6]
President, Chester H. Herder & Son, Inc., general insurance agency

William M. Kearns, Jr., 1975 [2,5]
Vice Chairman, Keefe Managers, Inc., money management, and President, W. M. Kearns & Co., Inc., a private investment company

Joan M. Lamm-Tennant, Ph.D., 1993 [2,3]
Senior Vice President, General Reinsurance and formerly Thomas G. Labrecque Endowed Chair in Business and Professor of Finance at Villanova University

S. Griffin McClellan III, 1980 [1,2,4]
Retired, formerly Chairman, Crestmont Federal Savings and Loan Association

Gregory E. Murphy, 1997 [1,2]
Chairman, President and Chief Executive Officer, Selective Insurance Group, Inc.

William M. Rue, CPCU, 1977 [1,2,5]
President, Chas. E. Rue & Son, Inc., T/A Rue Insurance, general insurance agency

Thomas D. Sayles, Jr., 1988 [1,2,3,5]
Retired, Trustee, Drew University, formerly Chairman and Chief Executive Officer, The Summit Bancorporation

J. Brian Thebault, 1996 [2,6]
Chairman and Chief Executive Officer, L. P. Thebault Company, graphic communications

Officers

Gregory E. Murphy
Chairman, President and Chief Executive Officer

James W. Coleman, Jr.
Executive Vice President
Diversified Insurance Services

Richard F. Connell
Executive Vice President and Chief Information Officer

Thornton R. Land
Executive Vice President
Administration and General Counsel

Jamie Ochiltree, III
Executive Vice President
Insurance Operations

Carl R. Luthman
Senior Vice President
Facilities

Dale A. Thatcher
Senior Vice President
Finance, Chief Financial Officer and Treasurer

Ronald J. Zaleski, Sr.
Senior Vice President and Chief Actuary

Debra P. Carter
Vice President
Human Resources

Sharon R. Cooper
Vice President
Director of Communications

Kerry A. Guthrie
Vice President and Senior Investment Officer

Frances M. MacKillop
Vice President
Management Development

Kevin F. McCarthy
Vice President and Director of Internal Audit and Compliance

John P. Whitehead
Vice President

Jennifer W. DiBerardino
Assistant Vice President and Assistant Treasurer

Malcolm G. Franklin
Assistant Vice President and General Counsel
Diversified Insurance Services

Michele Nieroda Schumacher
Assistant Vice President
Corporate Secretary and Corporate Counsel

Robert J. Schwarz
Assistant Vice President and Divisional Controller

Date after name indicates year of original election
1 Member of the Executive Committee
2 Member of the Finance Committee
3 Member of the Audit Committee
4 Member of the Salary and Employee Benefits Committee
5 Member of the Committee on Directors
6 Member of the Conflict of Interest Committee

Subsidiaries

Alta Services LLC

Consumer Health Network Plus, LLC

FloodConnect, LLC

Niagara Exchange Corporation

PDA Software Services, Inc.

SelecTech, LLC

Selective HR Solutions, Inc.

Selective Insurance Company of America

Selective Insurance Company of New York

Selective Insurance Company of South Carolina

Selective Insurance Company of the Southeast

Selective Technical Administrative Resources, Inc.

Selective Way Insurance Company

SRM Insurance Brokerage, LLC

Wantage Avenue Holding Company, Inc.

Regional Offices

Chesapeake Region
Hunt Valley, Maryland
6 North Park Drive, Suite 200
Scott A. Hewitt, Vice President

Mid-America Region
Columbus, Ohio
8800 Lyra Drive, Suite 200
Timothy J. Violand, Vice President

New Jersey Region
Hamilton, New Jersey
1395 Yardville-Hamilton Square Road
Edward F. Drag, II, Vice President

Northeast Region
Branchville, New Jersey
40 Wantage Avenue
Gregory J. Massey, Vice President

Pennsylvania Region
Lehigh Valley, Pennsylvania
5050 Tilghman Street, Suite 250
William F. Igoe, III, Vice President

Southern Region
Charlotte, North Carolina
3 Coliseum Centre
2550 West Tyvola Road, Suite 400
Ronald C. Leibel, Vice President

Service Center Office

Richmond, Virginia
1100 Boulders Parkway, Suite 601
Craig G. Borens, Vice President

Information Technology Office

Glastonbury, Connecticut
500 Winding Brook Drive
Bradford S. Allen, Vice President

Subsidiary Offices

Alta Services LLC
IBIS Plaza
3525 Quakerbridge Road
Hamilton, New Jersey 08619

Consumer Health Network Plus, LLC
One Cragwood Road
South Plainfield, New Jersey 07080

FloodConnect, LLC
4 Gail Court
Sparta, New Jersey 07871

PDA Software Services, Inc.
7701 College Boulevard
Overland Park, Kansas 66210

Selective HR Solutions, Inc.
6920 Professional Parkway East
Sarasota, Florida 34240

Properties

Situated on approximately 125 acres in Branchville, New Jersey, is our 315,000 square foot facility owned by Wantage Avenue Holding Company, Inc. All regional, information technology, service center and subsidiary office locations, as indicated above, are leased.

Investor Information

Annual Meeting
Wednesday, May 8, 2002
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890

Investor Relations
Dale A. Thatcher
Senior Vice President, Finance,
Chief Financial Officer and Treasurer
(973) 948-1774
investor.relations@selective.com

Website
Visit us at www.selective.com for information about Selective, including our latest financial news.

Dividend Reinvestment Plan
Selective Insurance Group, Inc. makes available to holders of its common stock an automatic dividend reinvestment and stock purchase plan.

For Information Contact:
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 446-2617

Stockholders' Information

Executive Office
40 Wantage Avenue
Branchville, New Jersey 07890-1000
Telephone (973) 948-3000

Registrar and Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500
Telephone (800) 446-2617

Auditors
KPMG LLP
757 Third Avenue
New York, New York 10017
(212) 758-9700

Common Stock Information
The Company's common stock trades on The Nasdaq National Market under the symbol: SIGI. As of December 31, 2001, there were approximately 4,492 registered stockholders.

Form 10-K
A copy of Form 10-K, as filed with the Securities and Exchange Commission, excluding exhibits, will be provided without charge (exhibits will be furnished to stockholders upon payment of reproduction and mailing expenses) upon request to:

Dale A. Thatcher
Senior Vice President, Finance,
Chief Financial Officer and Treasurer
investor.relations@selective.com

Website
Visit us at www.selective.com for information about Selective, including our latest financial news.

Values Statement

Selective Insurance

Our values...

- **Integrity** — Be honest and forthright. Act morally and ethically at all times. Don't compromise your principles. Do what's right.
- **Reliability** — Earn the trust and confidence of employees, agents, insureds, stockholders, and our communities. Be someone others can depend on. Be a good neighbor.
- **Consistency** — Be fair. Avoid prejudice. Keep an open mind. Fulfill expectations.
- **Service** — Be accessible. Be friendly and courteous to our customers. Make timely, sound decisions. Solve problems. Exceed expectations.
- **Focus & Commitment** — Embrace our goals and work toward exceeding them. Concentrate on the task at hand. Accept challenge and responsibility. Rise to the occasion.
- **Productivity** — Work smarter than yesterday. Minimize errors. Learn from mistakes. Exploit automation. Streamline processes. Be flexible. Challenge the status quo.
- **Empowerment** — Delegate. Accept responsibility. Encourage participation. Get excited. Listen. Be a self-starter. Take risks. Build teams. Coach. Practice empathy. Provide opportunities to develop professionally and personally. Recognize and reward contributions. Fight bureaucracy. Ask questions. Demand answers.
- **Trust** — Keep confidences. Fulfill promises. Back up words with action. Give others a chance.
- **Communication** — Be candid. Make sure everyone knows what's going on. Explain crises. Celebrate triumphs. Be accessible. Say hello. Be friendly. Smile. Have fun. Offer and accept constructive feedback. Discuss differences. Seek solutions. Share ideas. Listen.
- **Respect** — Recognize that everyone is different. Be tolerant of other opinions and life choices. Be considerate. Accept that responsibilities transcend the workplace. Appreciate obligations to family and self. Encourage community service. Be courteous.
- **The Best** — Focus all our efforts to do the best possible job in every situation. Maximize the returns of all stakeholders. Build a reputation. Take pride in yourself, your work and your company.

SELECTIVE
Insurance Group, Inc.

40 Wantage Avenue
Branchville, New Jersey 07890

www.selective.com